                                                      File Nos. 333-90545
                                                                 811-8114

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1933
                          Pre-Effective Amendment No. 1

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 31

                            SEPARATE ACCOUNT VA-K OF
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                               440 Lincoln Street
                               Worcester, MA 01653
              (Address of Depositor's Principal Executive Offices)
                                 (508) 855-1000
               (Depositor's Telephone Number, including Area Code)

                            Mary Eldridge, Secretary
                First Allmerica Financial Life Insurance Company
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

             ___ immediately upon filing pursuant to Paragraph (b) of Rule 485
             ___ on (date) pursuant to Paragraph (b) of Rule 485
             ___ 60 days after filing pursuant to Paragraph (a) (1) of Rule 485
             ___ on (date) pursuant to Paragraph (a) (1) of Rule 485
             ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 1999 was filed on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

             CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4


FORM N-4 ITEM NO.    CAPTION IN PROSPECTUS
----------------     ----------------------
1..................Cover Page

2..................Special Terms

3..................Summary of Contract Features; Summary of Fees and Expenses

4..................Condensed Financial Information; Performance Information

5..................Description of the Companies, the Variable Accounts and the
                   Underlying Investment Companies

6..................Charges and Deductions

7..................Description of the Contract - The Accumulation Phase

8..................Electing the Annuity Date; Description of Annuity Payout
                   Options; Variable Annuity Benefit Payments

9..................Death Benefit

10.................Payments; Computation of Values; Distribution

11.................Surrender and Withdrawals; Withdrawals after the Annuity Date

12.................Federal Tax Considerations

13.................Legal Matters

14.................Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.    CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------    ----------------------------------------------
15.................Cover Page

16.................Table of Contents

17.................General Information and History

18.................Services

19.................Underwriters

20.................Underwriters

21.................Performance Information

22.................Annuity Benefit Payments

23.................Financial Statements

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS


This Prospectus provides important information about the Delaware Medallion Freedom variable annuity contract issued by Allmerica Financial Life Insurance and Annuity Company (in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). The contract is a flexible payment tax-deferred combination variable and fixed annuity offered on both a group and individual basis. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. ANNUITIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACT MAY NOT BE AVAILABLE IN ALL STATES.



A Statement of Additional Information dated             , 2000 containing more
information about this annuity is on file with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy may be obtained free of charge by calling Annuity Client Services at 1-800-423-5252. The Table of Contents of the Statement of Additional Information is listed on page 3 of this Prospectus. This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commission's website (http://www.sec.gov).



The Variable Account, known as Separate Account VA-K is subdivided into Sub-Accounts. Each Sub-Account offered as an investment option under this contract invests exclusively in shares of one of the following funds:



DELAWARE GROUP PREMIUM FUND                                   THE ALGER AMERICAN FUND
DGPF Growth & Income Series                                   Alger American Leveraged AllCap Portfolio
DGPF Devon Series                                             Alger American MidCap Growth Portfolio
DGPF Growth Opportunities Series                              Alger American Small Capitalization Portfolio
DGPF U.S. Growth Series
DGPF Select Growth Series                                     ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
DGPF Social Awareness Series                                  (CLASS B)
DGPF REIT Series                                              Alliance Growth Portfolio
DGPF Small Cap Value Series                                   Alliance Growth and Income Portfolio
DGPF Trend Series                                             Alliance Premier Growth Portfolio
DGPF International Equity Series                              Alliance Technology Portfolio
DGPF Emerging Markets Series
DGPF Balanced Series                                          FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
DGPF Convertible Securities Series                            (CLASS 2)
DGPF High Yield Series                                        Franklin Small Cap Fund
DGPF Capital Reserves Series                                  Mutual Shares Securities Fund
DGPF Strategic Income Series                                  Templeton Growth Securities Fund
DGPF Cash Reserve Series                                      Templeton International Securities Fund
DGPF Global Bond Series                                       PIONEER VARIABLE CONTRACTS TRUST (CLASS II)
AIM VARIABLE INSURANCE FUNDS                                  Pioneer Emerging Markets VCT Portfolio
AIM V.I. Growth Fund                                          Pioneer Mid-Cap Value VCT Portfolio
AIM V.I. High Yield Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund



In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account and pays an interest rate guaranteed for one year from the time a payment is received. The Guarantee Period Accounts offer fixed rates of interest for specified periods. A Market Value Adjustment is applied to payments removed from a Guarantee Period Account before the end of the specified period. The Market Value Adjustment may be positive or negative. Payments allocated to a Guarantee Period Account are held in the Company's Separate Account GPA (except in California where they are allocated to the General Account).



THIS ANNUITY IS NOT A BANK DEPOSIT OR OBLIGATION; FEDERALLY INSURED; OR ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                            DATED             , 2000

                               TABLE OF CONTENTS


SPECIAL TERMS...............................................         4
SUMMARY OF FEES AND EXPENSES................................         6
SUMMARY OF CONTRACT FEATURES................................        12
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND THE
 UNDERLYING INVESTMENT COMPANIES............................        17
INVESTMENT OBJECTIVES AND POLICIES..........................        19
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        23
  A.   Payments.............................................        23
  B.   Computation of Values................................        23
        The Accumulation Unit...............................        24
        Net Investment Factor...............................        24
  C.   Right to Cancel......................................        24
  D.   Transfer Privilege...................................        25
        Asset Allocation Model Reallocations................        25
        Automatic Transfers (Dollar Cost Averaging).........        25
        Automatic Account Rebalancing.......................        26
  E.   Surrender and Withdrawals............................        26
        Systematic Withdrawals..............................        27
        Life Expectancy Distributions.......................        28
  F.   Death Benefit........................................        28
        Standard Death Benefit..............................        28
        Optional Enhanced Death Benefit Rider...............        29
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        29
  G.   The Spouse of the Owner as Beneficiary...............        30
  H.   Assignment...........................................        30
ANNUITIZATION -- THE PAYOUT PHASE...........................        31
  A.   Electing the Annuity Date............................        31
  B.   Choosing the Annuity Payout Option...................        31
        Fixed Annuity Payout Options........................        32
        Variable Annuity Payout Options.....................        32
  C.   Description of Annuity Payout Options................        32
  D.   Variable Annuity Benefit Payments....................        33
        The Annuity Unit....................................        33
        Determination of the First Annuity Benefit
        Payment.............................................        33
        Determination of the Number of Annuity Units........        34
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        34
        Payment of Annuity Benefit Payments.................        34
  E.   Transfers of Annuity Units...........................        34
  F.   Withdrawals after the Annuity Date...................        35
        Calculation of Proportionate Reduction..............        36
        Calculation of Present Value........................        37
        Deferral of Withdrawals.............................        38
  G.   Reversal of Annuitization............................        38
  H.   NORRIS Decision......................................        38
CHARGES AND DEDUCTIONS......................................        39
  A.   Variable Account Deductions..........................        39
        Mortality and Expense Risk Charge...................        39
        Administrative Expense Charge.......................        39
        Other Charges.......................................        39
  B.   Contract Fee.........................................        40
  C.   Optional Rider Charge................................        40

  D.   Premium Taxes........................................        40
  E.   Transfer Charge......................................        41
GUARANTEE PERIOD ACCOUNTS...................................        42
FEDERAL TAX CONSIDERATIONS..................................        44
  A.   General..............................................        44
        The Company.........................................        44
        Diversification Requirements........................        44
        Investor Control....................................        44
  B.   Qualified and Non-Qualified Contracts................        45
  C.   Taxation of the Contract in General..................        45
        Withdrawals Prior to Annuitization..................        45
        Withdrawals After Annuitization.....................        45
        Annuity Payouts After Annuitization.................        46
        Penalty on Distribution.............................        46
        Assignments or Transfers............................        46
        Nonnatural Owners...................................        46
        Deferred Compensation Plans of State and Local
        Governments and Tax-Exempt Organizations............        46
  D.   Tax Withholding......................................        47
  E.   Individual Retirement Annuities......................        47
STATEMENTS AND REPORTS......................................        47
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        47
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        49
VOTING RIGHTS...............................................        49
DISTRIBUTION................................................        49
LEGAL MATTERS...............................................        50
FURTHER INFORMATION.........................................        50
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- THE MARKET VALUE ADJUSTMENT...................       B-1
APPENDIX C -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND
 PAYMENT WITHDRAWALS........................................       C-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS
GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         3
SERVICES....................................................         3
UNDERWRITERS................................................         4
ANNUITY BENEFIT PAYMENTS....................................         4
ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
 PROGRAM....................................................         4
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the issue date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the Issue Date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.


SUB-ACCOUNT: a subdivision of Separate Account VA-K investing exclusively in the shares of a corresponding investment portfolio of Delaware Group Premium Fund ("DGPF"), AIM Variable Insurance Funds ("AVIF"), The Alger American Fund ("Alger"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Franklin Templeton Variable Insurance Products Trust ("FT VIP") and Pioneer Variable Contracts Trust ("Pioneer VCT").


SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, rider charge and Market Value Adjustment.


UNDERLYING FUND (OR FUNDS): an investment portfolio of DGPF, AVIF, Alger, Alliance, FT VIP and Pioneer VCT in which a Sub-Account invests.


VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Portfolio's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES


There are certain fees and expenses that you will incur directly or indirectly under the Delaware Medallion Freedom Contract. The purpose of the following tables is to help you understand these various charges. The tables show
(1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and
(3) annual expenses of the Underlying Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes" under CHARGES AND DEDUCTIONS.


                                                                   CHARGE
(1) CONTRACT CHARGES:                                              ------
                                                                    None
TRANSFER CHARGE:
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                               $35*
  The fee is deducted annually and upon surrender prior to
  the Annuity Date when Accumulated Value is less than
  $75,000.

OPTIONAL RIDER CHARGE:
  If the Enhanced Death Benefit Rider is elected, 1/12th of
  the annual charge is deducted pro rata on a monthly basis
  at the end of each Contract month. The charge for this
  Rider on an annual basis as a percentage of Accumulated
  Value is:
    5% Enhanced Death Benefit With Annual Step-Up:                 0.25%

(2) ANNUAL SUB-ACCOUNT EXPENSES:
  (on an annual basis as a percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                               0.50%
  Administrative Expense Charge:                                   0.15%
                                                                   ------
  Total Annual Expenses:                                           0.65%

*The fee may be lower in some jurisdictions. See Contract
Specifications for specific charge.

(3) ANNUAL UNDERLYING FUND EXPENSES: Total expenses of the Underlying Funds are not fixed or specified under the terms of the Contract and will vary from year to year. The levels of fees and expenses also vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds as a percentage of average net assets for the year ended December 31, 1999, as adjusted for any material changes.



                                                                                                  TOTAL FUND
                                            MANAGEMENT FEE                  OTHER EXPENSES         EXPENSES
                                              (AFTER ANY                      (AFTER ANY      (AFTER ANY WAIVERS/
FUND                                      VOLUNTARY WAIVERS)   12B-1 FEES   REIMBURSEMENTS)     REIMBURSEMENTS)
----                                      ------------------   ----------   ---------------   -------------------
DGPF Growth & Income Series.............         0.60%           --               0.11%        0.71%(2)
DGPF Devon Series.......................         0.65%           --               0.12%        0.77%(2)
DGPF Growth Opportunities Series........         0.75%           --               0.07%        0.82%(2)
DGPF U.S. Growth Series*................         0.61%           --               0.14%        0.75%(1)(2)
DGPF Select Growth Series...............         0.74%           --               0.06%        0.80%(1)(2)
DGPF Social Awareness Series............         0.70%           --               0.15%        0.85%(1)(2)
DGPF REIT Series........................         0.64%           --               0.21%        0.85%(1)(2)
DGPF Small Cap Value Series.............         0.75%           --               0.10%        0.85%(2)
DGPF Trend Series.......................         0.75%           --               0.07%        0.82%(2)
DGPF International Equity Series........         0.83%           --               0.12%        0.95%(1)(2)
DGPF Emerging Markets Series............         1.19%           --               0.28%        1.47%(1)(2)
DGPF Balanced Series....................         0.65%           --               0.11%        0.76%(2)
DGPF Convertible Securities Series......         0.75%           --               0.08%        0.83%(2)
DGPF High Yield Series..................         0.65%           --               0.09%        0.74%(2)
DGPF Capital Reserves Series............         0.50%           --               0.26%        0.76%(2)
DGPF Strategic Income Series............         0.65%           --               0.15%        0.80%(2)
DGPF Cash Reserve Series................         0.45%           --               0.10%        0.55%(2)
DGPF Global Bond Series.................         0.75%           --               0.10%        0.85%(2)
AIM V.I. Growth Fund....................         0.63%           --               0.10%        0.73%
AIM V.I. High Yield Fund................         0.63%           --               0.51%        1.14%(3)
AIM V.I. International Equity Fund......         0.75%           --               0.22%        0.97%
AIM V.I. Value Fund.....................         0.61%           --               0.15%        0.76%
Alger American Leveraged AllCap
 Portfolio..............................         0.85%           --               0.08%(4)     0.93%
Alger American MidCap Growth
 Portfolio..............................         0.80%           --               0.05%        0.85%
Alger American Small Capitalization
 Portfolio..............................         0.85%           --               0.05%        0.90%
Alliance Growth Portfolio (Class B).....         0.75%            0.25%           0.12%        1.12%
Alliance Growth and Income Portfolio
 (Class B)..............................         0.63%            0.25%           0.09%        0.97%
Alliance Premier Growth Portfolio
 (Class B)..............................         1.00%            0.25%           0.04%        1.29%
Alliance Technology Portfolio
 (Class B)..............................         1.00%            0.25%           0.27%        1.52%(5)
Franklin Small Cap Fund (Class 2).......         0.55%            0.25%           0.27%        1.07%(6)(7)
Mutual Shares Securities Fund
 (Class 2)..............................         0.60%            0.25%           0.19%        1.04%(6)(8)
Templeton Growth Securities Fund
 (Class 2)..............................         0.83%(9)         0.25%           0.05%        1.13%(6)(10)
Templeton International Securities Fund
 (Class 2)..............................         0.69%            0.25%           0.19%        1.13%(6)(11)
Pioneer Emerging Markets VCT Portfolio**
 (Class II).............................         0.00%            0.25%           1.88%        2.13%(12)
Pioneer Mid-Cap Value VCT Portfolio**
 (Class II).............................         0.65%            0.25%           0.11%        1.01%



*The DGPF U.S. Growth Series commenced operations on November 15, 1999. Expenses shown are based on annualized amounts.



**Class II shares of the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio commenced operations on May 1, 2000; therefore, expenses shown are estimated and annualized.



(1)For the fiscal year ended December 31, 1999, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 0.81% for DGPF Select Growth

Series, 0.90% for DGPF Social Awareness Series, 0.96% for DGPF REIT Series, 1.53% for DGPF Emerging Markets Series, 0.97% for DGPF International Equity Series and 0.79% for DGPF U.S. Growth Series.



(2)The investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series (formerly known as "DelCap Series"), DGPF U.S. Growth Series, DGPF Select Growth Series (formerly known as "Aggressive Growth Series"), DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Balanced Series (formerly known as "Delaware Balanced Series"), DGPF Convertible Securities Series, DGPF High Yield Series (formerly known as "Delchester Series"), DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management"). The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). Effective May 1, 2000 through October 31, 2000, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the DGPF Emerging Markets Series; 0.95% for the DGPF International Equity Series; 0.85% for DGPF Growth Opportunities Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Convertible Securities Series and DGPF Global Bond Series, 0.75% for DGPF U.S. Growth Series, and 0.80% for all other Series. The fee ratios shown above have been restated, if necessary, to reflect the new voluntary limitations which took effect on May 1, 2000. The declaration of a voluntary expense limitation does not bind the investment advisers to declare future expense limitations with respect to these Funds.



(3)Had there been no fee waivers or expense reimbursements, the Management Fee, Other Expenses and Total Fund Expenses would have been 0.63%, 0.79% and 1.42%, respectively.



(4)Included in "Other Expenses" of the Alger American Leveraged AllCap Portfolio is 0.01% of interest expense.



(5)From time to time, the Alliance Technology Portfolio's investment adviser, in its own discretion, may voluntarily waive all or part of its fees and/or voluntarily assume certain portfolio expenses. An expense cap of 1.20% which was in effect during 1999, is no longer in effect as of May 1, 2000. Therefore, the expenses shown in the above table have been restated to reflect current fees without the cap.



(6)The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus.



(7)On 2/8/00, a merger and reorganization was approved that combined the assets of the Franklin Small Cap Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. On 2/28/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated to be the same.



(8)On 2/8/00, a merger and reorganization was approved that combined the assets of the Mutual Shares Securities Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund.



(9)The fund administration fee is paid indirectly through the management fee.



(10)On 2/8/00, a merger and reorganization was approved that combined the assets of the Templeton Growth Securities Fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, 12b-1 Fees 0.25%, Other Expenses 0.05%, and Total Fund Expenses 1.10%.

(11)On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as:
Management Fees 0.65%, 12b-1 Fees 0.25%, Other Expenses 0.20%, and Total Fund Expenses 1.10%.



(12)Fees and expenses reflect waivers/reimbursements currently applicable to the portfolio. As of May 1, 2000, Pioneer Investment Management, Inc. has agreed voluntarily to limit its management fee and, if necessary, to limit other operating expenses of Class I shares to 1.75% of the Pioneer Emerging Markets VCT Portfolio's average daily net assets attributable to Class I shares. The portion of portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares. This agreement is voluntary and temporary and may be revised or terminated at any time.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year, and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Rider.


FUND                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
----                                                         --------   --------   --------   --------
DGPF Growth & Income Series................................    $14        $44        $ 76       $167
DGPF Devon Series..........................................    $15        $46        $ 79       $174
DGPF Growth Opportunities Series...........................    $15        $48        $ 82       $180
DGPF U.S. Growth Series....................................    $15        $45        $ 78       $172
DGPF Select Growth Series..................................    $15        $47        $ 81       $177
DGPF Social Awareness Series...............................    $16        $48        $ 84       $183
DGPF REIT Series...........................................    $16        $48        $ 84       $183
DGPF Small Cap Value Series................................    $16        $48        $ 84       $183
DGPF Trend Series..........................................    $15        $48        $ 82       $180
DGPF International Equity Series...........................    $17        $52        $ 89       $194
DGPF Emerging Markets Series...............................    $22        $67        $116       $249
DGPF Balanced Series.......................................    $15        $46        $ 79       $173
DGPF Convertible Securities Series.........................    $15        $48        $ 83       $181
DGPF High Yield Series.....................................    $15        $45        $ 78       $171
DGPF Capital Reserves Series...............................    $15        $46        $ 79       $173
DGPF Strategic Income Series...............................    $15        $47        $ 81       $177
DGPF Cash Reserve Series...................................    $13        $39        $ 68       $149
DGPF Global Bond Series....................................    $16        $48        $ 84       $183
AIM V.I. Growth Fund.......................................    $14        $45        $ 77       $170
AIM V.I. High Yield Fund...................................    $19        $57        $ 99       $214
AIM V.I. International Equity Fund.........................    $17        $52        $ 90       $196
AIM V.I. Value Fund........................................    $15        $46        $ 79       $173
Alger American Leveraged AllCap Portfolio..................    $16        $51        $ 88       $192
Alger American MidCap Growth Portfolio.....................    $16        $48        $ 84       $183
Alger American Small Capitalization Portfolio..............    $16        $50        $ 86       $188
Alliance Growth Portfolio..................................    $18        $57        $ 98       $212
Alliance Growth and Income Portfolio.......................    $17        $52        $ 90       $196
Alliance Premier Growth Portfolio..........................    $20        $62        $106       $230
Alliance Technology Portfolio..............................    $22        $69        $118       $254
Franklin Small Cap Fund....................................    $18        $55        $ 95       $207
Mutual Shares Securities Fund..............................    $18        $54        $ 94       $204
Templeton Growth Securities Fund...........................    $18        $57        $ 98       $213
Templeton International Securities Fund....................    $18        $57        $ 98       $213
Pioneer Emerging Markets VCT Portfolio.....................    $28        $87        $149       $314
Pioneer Mid-Cap Value VCT Portfolio........................    $17        $53        $ 92       $200

(2) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.


FUND                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
----                                                         --------   --------   --------   --------
DGPF Growth & Income Series................................    $17        $52        $ 89       $195
DGPF Devon Series..........................................    $17        $54        $ 93       $201
DGPF Growth Opportunities Series...........................    $18        $55        $ 95       $207
DGPF U.S. Growth Series....................................    $17        $53        $ 92       $199
DGPF Select Growth Series..................................    $18        $55        $ 94       $205
DGPF Social Awareness Series...............................    $18        $56        $ 97       $210
DGPF REIT Series...........................................    $18        $56        $ 97       $210
DGPF Small Cap Value Series................................    $18        $56        $ 97       $210
DGPF Trend Series..........................................    $18        $55        $ 95       $207
DGPF International Equity Series...........................    $19        $59        $102       $221
DGPF Emerging Markets Series...............................    $24        $75        $128       $274
DGPF Balanced Series.......................................    $17        $53        $ 92       $200
DGPF Convertible Securities Series.........................    $18        $56        $ 96       $208
DGPF High Yield Series.....................................    $17        $53        $ 91       $198
DGPF Capital Reserves Series...............................    $17        $53        $ 92       $200
DGPF Strategic Income Series...............................    $18        $55        $ 94       $205
DGPF Cash Reserve Series...................................    $15        $47        $ 81       $177
DGPF Global Bond Series....................................    $18        $56        $ 97       $210
AIM V.I. Growth Fund.......................................    $17        $52        $ 90       $197
AIM V.I. High Yield Fund...................................    $21        $65        $112       $241
AIM V.I. International Equity Fund.........................    $19        $60        $103       $223
AIM V.I. Value Fund........................................    $17        $53        $ 92       $200
Alger American Leveraged AllCap Portfolio..................    $19        $59        $101       $219
Alger American MidCap Growth Portfolio.....................    $18        $56        $ 97       $210
Alger American Small Capitalization Portfolio..............    $19        $58        $ 99       $215
Alliance Growth Portfolio..................................    $21        $64        $111       $238
Alliance Growth and Income Portfolio.......................    $19        $60        $103       $223
Alliance Premier Growth Portfolio..........................    $23        $70        $119       $256
Alliance Technology Portfolio..............................    $25        $77        $131       $279
Franklin Small Cap Fund....................................    $20        $63        $108       $233
Mutual Shares Securities Fund..............................    $20        $62        $106       $230
Templeton Growth Securities Fund...........................    $21        $65        $111       $239
Templeton International Securities Fund....................    $21        $65        $111       $239
Pioneer Emerging Markets VCT Portfolio.....................    $31        $95        $161       $338
Pioneer Mid-Cap Value VCT Portfolio........................    $20        $61        $105       $227

                          SUMMARY OF CONTRACT FEATURES

WHAT IS THE DELAWARE MEDALLION FREEDOM VARIABLE ANNUITY?

The Delaware Medallion Freedom variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

    - a customized investment portfolio;

    - a Fixed Account;

    - Guarantee Period Accounts;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases; and

    - income that you can receive for life.


WHAT HAPPENS IN THE ACCUMULATION PHASE?



The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments you choose to make among the Sub-Accounts investing in the Underlying Funds, to the Guarantee Period Accounts, and to the Fixed Account (collectively "the investment options"). You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. You do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?


WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than 1 year after the Issue Date;

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.

You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals After the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable payout option, you may transfer among the available Sub-Accounts.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company. Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $10,000 minimum for your initial payment and a $50 minimum for any additional payments. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account.

THE VARIABLE ACCOUNT. You have the choice of Sub-Accounts investing in the following Underlying Funds:


DGPF Growth & Income Series                                   AIM V.I. Growth Fund
DGPF Devon Series                                             AIM V.I. High Yield Fund
Growth Opportunities Series                                   AIM V.I. International Equity Fund
DGPF U.S. Growth Series                                       AIM V.I. Value Fund
DGPF Select Growth Series                                     Alger American Leveraged AllCap Portfolio
DGPF Social Awareness Series                                  Alger American MidCap Growth Portfolio
DGPF REIT Series                                              Alger American Small Capitalization Portfolio
DGPF Small Cap Value Series                                   Alliance Growth Portfolio
DGPF Trend Series                                             Alliance Growth and Income Portfolio
DGPF International Equity Series                              Alliance Premier Growth Portfolio
DGPF Emerging Markets Series                                  Alliance Technology Portfolio
DGPF Balanced Series                                          Mutual Shares Securities Fund
DGPF Convertible Securities Series                            Franklin Small Cap Fund
DGPF High Yield Series                                        Templeton Growth Securities Fund
DGPF Capital Reserves Series                                  Templeton International Securities Fund
DGPF Strategic Income Series                                  Pioneer Emerging Markets VCT Portfolio
DGPF Cash Reserve Series                                      Pioneer Mid-Cap Value VCT Portfolio
DGPF Global Bond Series


FOR A MORE DETAILED DESCRIPTION OF THE UNDERLYING FUNDS, SEE INVESTMENT OBJECTIVES AND POLICIES.

Each Underlying Fund operates pursuant to different investment objectives, and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity payout option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the

Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.


WHO ARE THE INVESTMENT ADVISERS OF THE UNDERLYING FUNDS?



Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management") is the investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U. S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series. The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International"). A I M Advisors, Inc. is the investment adviser for the AIM V.I. Growth Fund, AIM V.I. High Yield Fund, AIM V.I. International Equity Fund and AIM V.I. Value Fund of AIM Variable Insurance Funds. The investment adviser of the Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio and Alger American Small Capitalization Portfolio is Fred Alger Management, Inc. Alliance Capital Management, L.P. serves as the investment adviser to the Alliance Growth Portfolio, Alliance Growth and Income Portfolio, Alliance Premier Growth Portfolio and Alliance Technology Portfolio of Alliance Variable Products Series Fund, Inc. The investment adviser for Franklin Small Cap Fund is Franklin Advisers, Inc. The investment adviser to the Mutual Shares Securities Fund is Franklin Mutual Advisers, LLC. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securites Fund. Templeton Investment Counsel, Inc. is the investment adviser of the Templeton International Securities Fund. Pioneer Investment Management, Inc. is the investment adviser to the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio.


CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under certain qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
                    AND THE UNDERLYING INVESTMENT COMPANIES



THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, Allmerica Financial had over $17 billion in assets and over $26 billion of life insurance in force.


Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").


First Allmerica Financial Life Insurance Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries had over $25 billion in combined assets and over $43 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000.


First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


THE VARIABLE ACCOUNTS. Each Company maintains a separate investment account referred to as Separate Account VA-K (the "Variable Account"). Separate Account VA-K was authorized by a vote of the Board of Directors of Allmerica Financial Life Insurance and Annuity Company on November 1, 1990 and by a vote of the Board of Directors of First Allmerica Financial Life Insurance Company on August 20, 1991. Each Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act ("the 1940 Act"). This registration does not involve the supervision or management of investment practices or policies of the Variable Accounts or the Companies by the SEC.



Each Sub-Account of the Variable Account invests in a corresponding investment portfolio of the Underlying Funds. The assets used to fund the variable portions of the Contract are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Obligations under the Contract are obligations of the Company. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.



Each Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. Each Company may offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. The Variable Account also may invest in other underlying funds which are not available to the Contracts described in this Prospectus.



THE UNDERLYING INVESTMENT COMPANIES


DELAWARE GROUP PREMIUM FUND


Delaware Group Premium Fund ("DGPF") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of DGPF or its separate investment series. DGPF was established to serve as an investment vehicle for various separate accounts supporting variable insurance contracts. DGPF currently has 18 investment portfolios, each issuing a series of shares ("Series"): DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U.S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF International Equity Series, DGPF Emerging Markets Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income Series, DGPF Cash Reserve Series, and DGPF Global Bond Series. The assets of each Underlying Fund are held separate from the assets of the other Series. Each Series operates as a separate investment vehicle, and the income or losses of one Series have no effect on the investment performance of another Series. Shares of the Series are not offered to the general public but solely to separate accounts of life insurance companies.



The investment adviser for the DGPF Growth & Income Series, DGPF Devon Series, DGPF Growth Opportunities Series, DGPF U. S. Growth Series, DGPF Select Growth Series, DGPF Social Awareness Series, DGPF REIT Series, DGPF Small Cap Value Series, DGPF Trend Series, DGPF Balanced Series, DGPF Convertible Securities Series, DGPF High Yield Series, DGPF Capital Reserves Series, DGPF Strategic Income Series, and DGPF Cash Reserve Series is Delaware Management Company, a series of Delaware Management Business Trust ("Delaware Management"). The investment adviser for the DGPF International Equity Series, DGPF Emerging Markets Series and the DGPF Global Bond Series is Delaware International Advisers Ltd. ("Delaware International").



AIM VARIABLE INSURANCE FUNDS



AIM Variable Insurance Funds ("AVIF"), an open-end, series, management investment company, was organized as a Maryland corporation on January 22, 1993, changed to a Delaware business trust on May 1, 2000, and is registered with the SEC under the 1940 Act. The investment adviser for the AIM V.I. Growth Fund, AIM V.I. High Yield Fund, AIM V.I. International Equity Fund, and AIM V.I. Value Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 120 investment company portfolios encompassing a broad range of investment objectives.



THE ALGER AMERICAN FUND



The Alger American Fund ("Alger"), is an open-end, diversified management investment company established as a Massachusetts business trust on April 6, 1988 and registered with the SEC under the 1940 Act. The investment adviser for the Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio, and Alger American Small Capitalization Portfolio is Fred Alger Management, Inc.



ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.



Alliance Variable Products Series Fund, Inc. ("Alliance") is registered with the SEC as an open-end, management investment company. Four of its separate investment portfolios are currently available under the Contract. Alliance Capital Management, L.P. ("Alliance Capital"), serves as the investment adviser to Alliance. Alliance Capital Management Corporation, the sole general partner of Alliance Capital, is an indirect wholly owned subsidiary of The Equitable Life Assurance Society of the United States, which is in turn a wholly owned subsidiary of the Equitable Companies Incorporated, a holding company which is controlled by AXA, a French insurance holding company.



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST



Franklin Templeton Variable Insurance Products Trust ("FT VIP") and the funds' investment managers and their affiliates manage over $224 billion (as of December 31, 1999) in assets. In 1992, Franklin joined forces with Templeton, a pioneer in international investing. The Mutual Advisers organization became part of the Franklin Templeton organization four years later. The investment adviser to the Franklin Small Cap Fund is Franklin Advisers, Inc. Franklin Mutual Advisers, LLC is the investment adviser to the Mutual Shares Securities Fund. Templeton Global Advisors Limited is the investment adviser to the Templeton Growth Securities Fund. Templeton Investment Counsel, Inc. is the investment adviser to the Templeton International Securities Fund.



PIONEER VARIABLE CONTRACTS TRUST



Pioneer Variable Contracts Trust ("Pioneer VCT") is an open-end, management investment company registered with the SEC under the 1940 Act. Pioneer Investment Management, Inc. ("Pioneer") is the investment adviser to the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio. Pioneer also provides investment research and portfolio management services to a number of other retail mutual funds and certain institutional clients. Pioneer is a wholly owned subsidiary of The Pioneer Group, Inc. ("PGI"). PGI, established in 1928, is one of America's oldest investment managers and has its principal place of business at 60 State Street, Boston, Massachusetts.


                       INVESTMENT OBJECTIVES AND POLICIES


A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING INVESTMENT COMPANIES MAY BE FOUND IN THE PROSPECTUSES FOR THE UNDERLYING FUNDS, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. Also, the Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Portfolios can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.



DELAWARE GROUP PREMIUM FUND:



DGPF GROWTH & INCOME SERIES -- seeks the highest possible total rate of return by selecting issues that exhibit the potential for capital appreciation while providing higher than average dividend income.



DGPF DEVON SERIES -- seeks current income and capital appreciation. It seeks to achieve its objective by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes exhibit the potential for above-average dividend increases over time.



DGPF GROWTH OPPORTUNITIES SERIES -- seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth.



DGPF U.S. GROWTH SERIES -- seeks to achieve maximum capital appreciation.



DGPF SELECT GROWTH SERIES -- seeks to provide long-term capital appreciation which the Fund attempts to achieve by investing primarily in equity securities of companies which the investment manager believes have the potential for high earnings growth.

DGPF SOCIAL AWARENESS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of medium- to large-sized companies expected to grow over time that meet the Series' "Social Criteria" strategy.



DGPF REIT SERIES -- seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objective by investing in securities of companies primarily engaged in the real estate industry.



DGPF SMALL CAP VALUE SERIES -- seeks capital appreciation by investing in small-to mid- cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that temporarily may be out of favor or whose value is not yet recognized by the market.



DGPF TREND SERIES -- seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.



DGPF INTERNATIONAL EQUITY SERIES -- seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.



DGPF EMERGING MARKETS SERIES -- seeks to achieve long-term capital appreciation. It seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.



DGPF BALANCED SERIES -- seeks a balance of capital appreciation, income and preservation of capital. It uses a dividend-oriented valuation strategy to select securities issued by established companies that are believed to demonstrate potential for income and capital growth.



DGPF CONVERTIBLE SECURITIES SERIES -- seeks a high level of total return on its assets through a combination of capital appreciation and current income by investing primarily in convertible securities, which may include privately placed convertible securities.



DGPF HIGH YIELD SERIES -- seeks total return and, as a secondary objective, high current income. The Series invests in rated and unrated corporate bonds (including high-yield bonds commonly known as "junk bonds"), foreign bonds, U.S. government securities and commercial paper. Please read the Series' prospectus disclosure regarding the risk factors before investing in this Series.



DGPF CAPITAL RESERVES SERIES -- seeks a high, stable level of current income while minimizing fluctuations in principal by investing in a diversified portfolio of short- and intermediate-term securities.



DGPF STRATEGIC INCOME SERIES -- seeks high current income and total return. It seeks to achieve its objective by using a multi-sector investment approach, investing primarily in three sectors of the fixed-income securities market: high yield, higher-risk securities; investment grade fixed-income securities; and foreign government and other foreign fixed- income securities. The Series also may invest in U.S. equity securities.



DGPF CASH RESERVE SERIES -- a money market fund which seeks the highest level of income consistent with the preservation of capital and liquidity through investments in short-term money market instruments.



DGPF GLOBAL BOND SERIES -- seeks current income consistent with preservation of principal by investing primarily in fixed-income securities that also may provide the potential for capital appreciation. At least 65% of the Series' assets will be invested in fixed-income securities of issuers organized or having a majority of their assets in or deriving a majority of the operating income in at least three different countries, one of which may be the United States.



AIM VARIABLE INSURANCE FUNDS:



AIM V.I. GROWTH FUND -- seeks to provide growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.



AIM V.I. HIGH YIELD FUND -- seeks to achieve a high level of current income. The Fund seeks to meet this objective by investing at least 65% of the value of its assets in publicly traded, lower-quality debt securities, i.e., "junk bonds".



AIM V.I. INTERNATIONAL EQUITY FUND -- seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.



AIM V.I. VALUE FUND -- seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.



THE ALGER AMERICAN FUND:



ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size that demonstrate promising growth potential.



ALGER AMERICAN MIDCAP GROWTH PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on midsize companies with promising growth potential.



ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.



ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.:



ALLIANCE GROWTH PORTFOLIO (CLASS B) -- seeks to provide long-term growth of capital. Current income is only an incidental consideration.



ALLIANCE GROWTH AND INCOME PORTFOLIO (CLASS B) -- seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality.



ALLIANCE PREMIER GROWTH PORTFOLIO (CLASS B) -- seeks growth of capital by pursuing aggressive investment policies.



ALLIANCE TECHNOLOGY PORTFOLIO (CLASS B) -- seeks growth of capital and invests for capital appreciation. Current income is only an incidental consideration.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:



FRANKLIN SMALL CAP FUND (CLASS 2) -- seeks long-term capital growth. The fund invests primarily in equity securities of small cap U.S. companies.



MUTUAL SHARES SECURITIES FUND (CLASS 2) -- seeks capital appreciation. Its secondary goal is income. The fund invests primarily in equity securities of companies the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).



TEMPLETON GROWTH SECURITIES FUND (CLASS 2) -- seeks long-term capital growth. The fund invests primarily in the equity securities of companies located anywhere in the world, including the U.S. and emerging markets.



TEMPLETON INTERNATIONAL SECURITIES FUND (CLASS 2) -- seeks long-term capital growth. The fund invests in the equity securities of companies located outside the U.S., including emerging markets.



PIONEER VARIABLE CONTRACTS TRUST:



PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS II) -- seeks long-term growth of capital. The Portfolio invests primarily in securities of issuers in countries with emerging economies or securities markets and related depositary receipts.



PIONEER MID-CAP VALUE VCT PORTFOLIO (CLASS II) -- seeks capital appreciation through a diversified portfolio of securities consisting primarily of common stocks.



Certain Underlying Funds have investment objectives and/or policies similar to those of other Underlying Funds. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Fund prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.


If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has values allocated to that Sub-Account, the Company will transfer it without charge on written request by the Owner to another Sub-Account or to the Fixed Account. The Company must receive such written request within 60 days of the later of (1) the effective date of the change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently the initial payment must be at least $10,000.

    - Each subsequent payment must be at least $50.


    - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the DGPF Cash Reserve Series.



Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested investment options as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocation instructions for future payments by notifying the Company.


You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.


In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among other things, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.


B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 0.50% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the

Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE


Prior to the Annuity Date, the Owner may transfer amounts among investment options at any time upon written or telephone request to the Company. As discussed in "A. Payments", a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.



Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the DGPF Cash Reserve Series. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.



Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing these additional transfers. The first automatic transfer or rebalancing under an Asset Allocation Model Reallocation program, Automatic Transfers (Dollar Cost Averaging) program, or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.


The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

    - the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

    - the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

ASSET ALLOCATION MODEL REALLOCATIONS. If an Owner elects to follow an asset allocation strategy, the Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties that provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this Contract, does not endorse or review any investment allocation recommendations made by such third parties and is not responsible for the investment allocations and transfers transacted on the Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.


AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from either the Fixed Account, the Sub-Account investing in the DGPF Capital Reserves Series or the Sub-Account investing in the DGPF Cash Reserve Series (the "source accounts") to one or more available Sub-Accounts. You may elect these automatic transfers to one or more Sub-Accounts, subject to the following:


    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

    - if an automatic transfer would reduce the balance in the source account(s) to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a particular source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically notify the Company to do so.


To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see "Enhanced Automatic Transfer (Dollar Cost Averaging) Program" in the SAI.


AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.


E.  SURRENDER AND WITHDRAWALS


Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.


In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the investment options from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000.


A Contract fee may apply when a withdrawal is made or a Contract is surrendered. See CHARGES AND DEDUCTIONS. In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.

For information about Withdrawals after the Annuity Date, see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals After the Annuity Date."

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bimonthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after the Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only.) Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.


The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the latest possible Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.


The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General."

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals. For each withdrawal under (b) the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal

OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 5% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.


The 5% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if the death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or after the 90th birthday:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit will be the GREATEST of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment;


    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals (in Hawaii and New York, the 5%, is not available; therefore (b) equal gross payments proportionately reduced to reflect withdrawals); or


    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 90th Birthday. If an Owner (or an Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the GREATER of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.


If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the DGPF Cash Reserve Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the DGPF Cash Reserve Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:


    (1) any value in the Guarantee Period Accounts will be transferred to the DGPF Cash Reserve Sub-Account; and



    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the DGPF Cash Reserve Sub-Account.


The new Owner may also make additional payments. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;


    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur; and



    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details).


A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) one year after the Issue Date.


If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a written request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.


If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.


VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity payout option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (a) a discount factor equivalent to the AIR and

    (b) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5% or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity option rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying

    (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers.


Automatic transfers (Automatic Account Rebalancing) are available during the annuitization phase subject to the same rules described in "D. Transfer Privilege" except that the Fixed Account is not available as a source account.


F.  WITHDRAWALS AFTER THE ANNUITY DATE


WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE "C. TAXATION OF THE CONTRACT IN GENERAL -- WITHDRAWALS AFTER ANNUITIZATION" UNDER FEDERAL TAX CONSIDERATIONS.


After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT
  OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the REMAINING AVAILABLE PERCENTAGE. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then present value of the remaining guaranteed number of annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

- PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------
                 Present value of all remaining variable annuity
               benefit payments immediately prior to the withdrawal

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

- PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain or Life with Cash Back annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

  Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                        Amount of the variable withdrawal
                 ------------------------------------------------
              Present value of remaining guaranteed variable annuity
               benefit payments immediately prior to the withdrawal

  Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

  Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain or Life with Cash Back annuity payout option):

    - For a Payment Withdrawal, the present value calculation affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. There will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. There will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.


For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX C -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase. (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. There may be adverse tax consequences resulting from these withdrawals. See FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General."


If the Company learns of the Owner's decision to reverse annuitization after the latest possible Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.


H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity payout options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS


Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.


A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 0.50% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.


ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase and may not be increased. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.


Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.


OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectuses and SAIs of the Underlying Funds contain additional information concerning expenses of the Underlying Funds.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage that the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.


Where permitted by law, the Contract fee also may be waived for Contracts where, on the issue date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries, officers, directors, trustees and employees of any of the Underlying Funds; investment managers or sub-advisers of the Underlying Funds; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.


C.  OPTIONAL RIDER CHARGE

Subject to state availability, the Company offers a Rider that is available only if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.


The applicable charge for the Rider is assessed on the Accumulated Value on the last day of each Contract month multiplied by 1/12th of the following annual percentage rate:


    5% Enhanced Death Benefit With Annual Step-Up...............................
                                                                       0.25%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.


Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the DGPF Cash Reserve Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.



At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company, without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the DGPF Cash Reserve Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company will give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.



MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account by the market value factor. The market value factor for each Guarantee Period Account is equal to:


                     [(1+i)/(1+j)]to the power of n/365 - 1

        where:   i   is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee
                     Period;

                 j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

                 n is the number of days remaining from the Valuation Date to the end of the current Guarantee Period.


Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX B -- THE MARKET VALUE ADJUSTMENT.



PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals in order to ensure that the value in the Guarantee Period Account on the last day of the Guarantee Period will equal the amount of the entire initial payment. The required amount then will be allocated to the pre-selected Guarantee Period Account and the remaining balance to the other investment options selected by the Owner in accordance with the procedures described in "A. Payments" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.



WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender and Withdrawals" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE. In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals unless made at the end of the Guarantee Period; and
(2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.


In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted from or added to the amount withdrawn.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Funds will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 408 or 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Individual Retirement Annuities" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current annuity value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the
      Code); or

    - in the case of the Owner's "total disability" (as defined in the Code); or

    - irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.


NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.


DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  INDIVIDUAL RETIREMENT ANNUITIES


Federal income taxation of assets held inside an individual retirement annuity and of earnings on those assets is deferred until distribution of plan benefits begin. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in the Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your individual retirement annuity.


Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable

Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.


Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees of the Underlying Funds intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.



The Company reserves the right, subject to compliance with applicable law, to:


    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor,


    (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act, and



    (7) to combine with other Sub-Accounts or other Separate Accounts of the Company.



If any of these substitutions or changes are made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. In no event will the changes described above be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity payout phase, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities and Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica Investments, Inc., which is the principal underwriter and distributor of the Contracts. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is a registered broker-dealer, a member of the NASD and an indirectly wholly owned subsidiary of First Allmerica.

The Company does not pay commissions to broker-dealers which sell the Contract. However, a broker-dealer may assess an advisory fee as compensation for his or her services. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's General Account, which may include amounts derived from mortality and risk charges.

Owners may direct any inquiries to their financial representative or to Annuity Client Services, 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-423-5252.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.


SALES RESTRICTIONS. Certain states may impose restrictions on payments and transfers to the Fixed Account.

                                   APPENDIX B
                          THE MARKET VALUE ADJUSTMENT



MARKET VALUE ADJUSTMENT



The market value factor is: [(1+i)/(1+j)] to the power of n/365 - 1



A payment of $50,000 is made on the Issue Date and no additional payments are made. The following examples assume:



    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.



    2. The date of surrender is seven years (2,555 days) from the expiration date.



    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.



    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.



    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.



NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*



Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10



    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.10)] to the power of 2555/365 - 1

                               =  (.98182) to the power of 7 - 1

                               =  -.12054

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  -.12054 X $62,985.60

                               =  -$7,592.11



POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*



Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07



    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.07)] to the power of 2555/365 - 1

                               =  (1.00935) to the power of 7 - 1

                               =  .06728

The market value adjustment    =  the market value factor multiplied by the withdrawal

                               =  .06728 X $62,985.60

                               =  $4,237.90



*Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)*



Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11



    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.11)] to the power of 2555/365 - 1

                               =  (.97297) to the power of 7 - 1

                               =  -.17454

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the negative of the excess interest earned
                                  over 3%

                               =  Minimum (-.17454 X $62,985.60 or -$8,349.25)

                               =  Minimum (-$10,992.38 or -$8,349.25)

                               =  -$8,349.25



POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)*



Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05



    The market value factor    =  [(1+i)/(1+j)] to the power of n/365 - 1

                               =  [(1+.08)/(1+.05)] to the power of 2555/365 - 1

                               =  (1.02857) to the power of 7 - 1

                               =  .21798

The market value adjustment    =  Minimum of the market value factor multiplied by the
                                  withdrawal or the excess interest earned over 3%

                               =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                               =  Minimum of ($13,729.78 or $8,349.25)

                               =  $8,349.25



*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

                                   APPENDIX C
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 8.65%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Annuity Units prior to withdrawal = 1,370

       Annuity Unit Value on the date of withdrawal = 1.39350

       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)

       Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08


       Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 X 75%)



       Annuity Units after withdrawal = 342.50 (1,370 X (1 -
       (49,386.81/65,849.08)))


       Annuity Unit Value on the date of withdrawal = 1.39350

       Monthly Annuity Benefit Payment after withdrawal = $477.27

PAYMENT WITHDRAWALS

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71


       Withdrawal Amount = $18,207.10 (10 X 1,820.71)


       Annuity Units prior to withdrawal = 1,370

       Annuity Unit Value on the date of withdrawal = 1.39350

       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)

       Present Value of Future Annuity Benefit Payments = $268,826.18


       Annuity Units after withdrawal = 1,272.71 (1,370 X (1 -
       (18,207.10/268,826.18)))


       Annuity Unit Value on the date of withdrawal = 1.39350

       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

         INDIVIDUAL AND GROUP VARIABLE ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                              SEPARATE ACCOUNT VA-K


                   INVESTING IN SHARES OF THE UNDERLYING FUNDS





THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE DELAWARE MEDALLION FREEDOM PROSPECTUS OF SEPARATE ACCOUNT VA-K DATED ________, 2000 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-533-2124.

                               DATED _______, 2000

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY..........................................2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
     AND THE COMPANY.....................................................3

SERVICES.................................................................3

UNDERWRITERS.............................................................3

ANNUITY BENEFIT PAYMENTS.................................................4


ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING)
PROGRAM..................................................................5


FINANCIAL STATEMENTS...................................................F-1


                         GENERAL INFORMATION AND HISTORY


Separate Account VA-K (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on August 20, 1991. The Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, the Company and its subsidiaries had over $25 billion in combined assets and over $43 billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone
(508) 855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance in Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other state and jurisdictions in which it is licensed to operate.

Currently, 35 Sub-Accounts of the Variable Account are available under the Delaware Medallion Freedom contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Delaware Group Premium Fund ("DGPF"), AIM Variable Insurance Funds ("AVIF"), The Alger American Fund ("Alger"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Franklin Templeton Variable Insurance Products Trust ("FT VIP"), and Pioneer Variable Contracts Trust ("Pioneer VCT").

The Fund is an open-end, diversified management investment company. Eighteen different investment series of DGPF are available under the Contract: the DGPF Growth & Income Series, DGPF High Yield Series (formerly Delchester Series), DGPF Capital Reserves Series, DGPF Cash Reserve Series, DGPF Growth Opportunities Series (formerly DelCap Series), DGPF U.S. Growth Series, DGPF Select Growth Series (formerly Aggressive Growth Series), DGPF Balanced Series (formerly Delaware Balanced Series), DGPF Small Cap Value Series, DGPF Trend Series, DGPF Global Bond Series, DGPF International Equity Series, DGPF Strategic Income Series, DGPF Devon Series, DGPF Emerging Markets Series, DGPF Convertible Securities Series, DGPF REIT Series, and DGPF Social Awareness Series. Four funds of AVIF are available under the Contract: the AIM V.I. Growth Fund, AIM V.I. International Equity Fund, AIM V.I. Value Fund and AIM V.I. High Yield Fund. Three portfolios of Alger are available under the Contract: the Alger American MidCap Growth Portfolio, Alger American Small Capitalization Portfolio and Alger American Leveraged

AllCap Portfolio. Four Alliance portfolios are available under the Contract: the Alliance Premier Growth Portfolio, Alliance Growth and Income Portfolio, Alliance Growth Portfolio and Alliance Technology Portfolio. Four funds of FT VIP are available under the Contract: the Franklin Small Cap Fund, Mutual Shares Securities Fund, Templeton Growth Securities Fund and Templeton International Securities Fund. Two Pioneer VCT portfolios are available under the Contract: the Pioneer Emerging Markets VCT Portfolio and Pioneer Mid-Cap Value VCT Portfolio (together, the "Underlying Funds"). Each Underlying Fund has its own investment objectives and certain attendant risks.


                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES


CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund, and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements of Separate Account VA-K of the Company as of December 31, 1999 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly owned subsidiary of the Company, and presently is indirectly wholly owned by the Company.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 1.0% is paid to Delaware Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Delaware Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's general account, which may include investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.


The aggregate amounts of commissions paid to Allmerica Investments for sales of all Delaware contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999 were $189,715, $1,339,187 and $546,848.

No commissions will be paid for sales of Contract A3030-99. However, a representative of Allmerica Investments or an independent broker-dealer may assess an advisory fee as compensation for his or her services.

No commissions were retained by Allmerica Investments for sales of all Delaware contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) for the years 1997, 1998 and 1999.


                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period...........$ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period...............$5,000,000

(3)  Excess of Investment Income and Net Gains Over
     Capital Losses.....................................................$1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3)
     divided by (2)...................................................0.000335

(5)  Annual Charge (one-day equivalent of 0.65% per annum)............0.000018

(6)  Net Investment Rate (4) - (5)....................................0.000317

(7)  Net Investment Factor 1.000000 + (6).............................1.000317

(8)  Accumulation Unit Value -- Current Period (1) x (7)............$ 1.135360

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134600.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44.80 ($44,800 divided by $1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was 1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is
1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of
1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or 267.5818 times $1.105121, which produces a current monthly payment of $295.71.


        ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAM

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

-    must be new payments to the Contract, including the initial payment,

-    must be allocated to the Fixed Account, which will be the source account,

- must be automatically transferred out of the Fixed Account to one or more Sub- Accounts over a specified time period and

-    will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.


                              FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account VA-K.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company (the "Company") at
December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 1, 2000

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                      ----      ----      ----
 REVENUES
     Premiums...................................  $  954.5  $1,969.5  $1,980.4
     Universal life and investment product
       policy fees..............................     359.3     296.6     237.3
     Net investment income......................     503.1     593.9     619.5
     Net realized investment gains..............     100.3      60.9      76.3
     Other income...............................     107.3     100.0      81.5
                                                  --------  --------  --------
         Total revenues.........................   2,024.5   3,020.9   2,995.0
                                                  --------  --------  --------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................   1,056.3   1,803.0   1,763.9
     Policy acquisition expenses................     240.9     449.6     421.8
     Sales practice litigation..................     --         31.0     --
     Loss from cession of disability income
       business.................................     --        --         53.9
     Restructuring costs........................     --          9.0     --
     Other operating expenses...................     346.3     419.7     404.0
                                                  --------  --------  --------
         Total benefits, losses and expenses....   1,643.5   2,712.3   2,643.6
                                                  --------  --------  --------
 Income from continuing operations before
  federal income taxes..........................     381.0     308.6     351.4
                                                  --------  --------  --------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      88.7      74.6      74.4
     Deferred...................................       4.3     (15.4)     14.2
                                                  --------  --------  --------
         Total federal income tax expense.......      93.0      59.2      88.6
                                                  --------  --------  --------
 Income from continuing operations before
  minority interest.............................     288.0     249.4     262.8
     Minority interest..........................     (39.9)    (55.0)    (79.4)
                                                  --------  --------  --------
 Income from continuing operations..............     248.1     194.4     183.4
 (Loss) income from operations of discontinued
  business (less applicable income taxes
  (benefit) of $(10.1), $(7.0) and $8.9 for the
  years ended December 31, 1999, 1998 and 1997,
  respectively)                                      (17.2)    (13.5)     16.6

 Loss on disposal of group life and health
  business, including provision of $72.2 for
  operating losses during phase-out period for
  the year ended December 31, 1999 (less
  applicable income tax benefit of $16.4)            (30.5)    --        --
                                                  --------  --------  --------
 Net income.....................................  $  200.4  $  180.9  $  200.0
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        1999       1998
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $3,721.6 and $7,520.8)............................  $ 3,660.7  $ 7,683.9
     Equity securities at fair value (cost of $27.9 and
       $253.1)...........................................       51.4      397.1
     Mortgage loans......................................      521.2      562.3
     Policy loans........................................      170.5      154.3
     Real estate and other long-term investments.........      177.0      163.1
                                                           ---------  ---------
         Total investments...............................    4,580.8    8,960.7
                                                           ---------  ---------
   Cash and cash equivalents.............................      279.3      504.0
   Accrued investment income.............................       73.3      141.0
   Deferred policy acquisition costs.....................    1,219.5    1,161.2
   Reinsurance receivable on unpaid losses, benefits and
     unearned premiums...................................      480.3    1,136.4
   Deferred federal income taxes.........................       18.1       19.4
   Premiums, accounts and notes receivable...............       81.0      510.5
   Other assets..........................................      199.6      530.6
   Closed Block assets...................................      772.3      803.1
   Separate account assets...............................   17,629.6   13,697.7
                                                           ---------  ---------
         Total assets....................................  $25,333.8  $27,464.6
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,825.0  $ 2,802.2
     Outstanding claims, losses and loss adjustment
       expenses..........................................      218.8    2,815.9
     Unearned premiums...................................        6.6      843.2
     Contractholder deposit funds and other policy
       liabilities.......................................    2,025.5    2,637.0
                                                           ---------  ---------
         Total policy liabilities and accruals...........    5,075.9    9,098.3
                                                           ---------  ---------
   Expenses and taxes payable............................      512.0      681.9
   Reinsurance premiums payable..........................       17.9       50.2
   Trust instruments supported by funding obligations....       50.6     --
   Short-term debt.......................................     --          221.3
   Closed Block liabilities..............................      842.1      872.0
   Separate account liabilities..........................   17,628.9   13,691.5
                                                           ---------  ---------
         Total liabilities...............................   24,127.4   24,615.2
                                                           ---------  ---------
   Minority interest.....................................     --          532.9
   Commitments and contingencies (Notes 16 and 21)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,001 shares issued and outstanding...        5.0        5.0
   Additional paid-in capital............................      569.0      444.0
   Accumulated other comprehensive (loss) income.........      (14.9)     169.2
   Retained earnings.....................................      647.3    1,698.3
                                                           ---------  ---------
         Total shareholder's equity......................    1,206.4    2,316.5
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $25,333.8  $27,464.6
                                                           =========  =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                      1999      1998      1997
 -------------                                    --------  --------  --------
 COMMON STOCK...................................  $    5.0  $    5.0  $    5.0
                                                  --------  --------  --------
 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............     444.0     453.7     392.4
     Capital contribution from parent...........     125.0     --         61.3
     Loss on change of interest-Allmerica P&C...     --         (9.7)    --
                                                  --------  --------  --------
     Balance at end of period...................     569.0     444.0     453.7
                                                  --------  --------  --------

 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized (depreciation) appreciation
       on investments:
     Balance at beginning of period.............     169.2     209.3     131.4
     (Depreciation) appreciation during the
       period:
       Net (depreciation) appreciation on
         available-for-sale securities..........    (298.2)    (82.4)    170.9
       Benefit (provision) for deferred federal
         income taxes...........................     105.0      28.9     (59.8)
       Minority interest........................      31.8      13.4     (33.2)
                                                  --------  --------  --------
     Distribution of subsidiaries (Note 3)......     (22.7)    --        --
                                                  --------  --------  --------
                                                    (184.1)    (40.1)     77.9
                                                  --------  --------  --------
     Balance at end of period...................     (14.9)    169.2     209.3
                                                  --------  --------  --------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,698.3   1,567.4   1,367.4
     Net income.................................     200.4     180.9     200.0
     Dividend to shareholder....................     --        (50.0)    --
     Distribution of subsidiaries (Note 3)......  (1,251.4)    --        --
                                                  --------  --------  --------
     Balance at end of period...................     647.3   1,698.3   1,567.4
                                                  --------  --------  --------
         Total shareholder's equity.............  $1,206.4  $2,316.5  $2,235.4
                                                  ========  ========  ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999     1998     1997
 -------------                                 -------  -------  ------
 Net income..................................  $ 200.4  $ 180.9  $200.0
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........   (298.2)   (82.4)  170.9
     Benefit (provision) for deferred federal
       income taxes..........................    105.0     28.9   (59.8)
     Minority interest.......................     31.8     13.4   (33.2)
     Distribution of subsidiaries (Note 3)...    (22.7)   --       --
                                               -------  -------  ------
         Other comprehensive (loss) income...   (184.1)   (40.1)   77.9
                                               -------  -------  ------
 Comprehensive (loss) income.................  $ (16.3) $ 140.8  $277.9
                                               =======  =======  ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                   1999       1998       1997
 -------------                                 ---------  ---------  ---------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   200.4  $   180.9  $   200.0
     Adjustments to reconcile net income to
       net cash provided by operating
       activities:
         Minority interest...................       39.9       55.0       79.4
         Net realized gains..................     (100.9)     (62.7)     (77.8)
         Net amortization and depreciation...       31.5       20.7       31.6
         Deferred federal income taxes.......       20.7      (15.4)      14.2
         Sales practice litigation expense...     --           31.0     --
         Loss from exiting reinsurance
           pools.............................     --           25.3     --
         Payment related to exiting
           reinsurance pools.................     --          (30.3)    --
         Loss from cession of disability
           income business...................     --         --           53.9
         Payment related to cession of
           disability income business........     --         --         (207.0)
         Loss from disposal of group life and
           health business...................       30.5     --         --
         Change in deferred acquisition
           costs.............................     (181.6)    (185.8)    (189.7)
         Change in premiums and notes
           receivable, net of reinsurance
           payable...........................      (41.8)      56.7      (15.1)
         Change in accrued investment
           income............................        8.3        0.8        7.1
         Change in policy liabilities and
           accruals, net.....................      (15.6)     168.1     (134.9)
         Change in reinsurance receivable....      (46.3)    (115.4)      27.2
         Change in expenses and taxes
           payable...........................       79.4       (3.3)      49.4
         Separate account activity, net......        5.5      (48.5)    --
         Other, net..........................       18.5      (63.8)      20.4
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               operating activities..........       48.5       13.3     (141.3)
                                               ---------  ---------  ---------
 CASH FLOWS FROM INVESTING ACTIVITIES
         Proceeds from disposals and
           maturities of available-for-sale
           fixed maturities..................    2,801.0    1,715.2    2,892.9
         Proceeds from disposals of equity
           securities........................      422.9      285.3      162.7
         Proceeds from disposals of other
           investments.......................       30.3      120.8      116.3
         Proceeds from mortgages matured or
           collected.........................      131.2      171.2      204.7
         Purchase of available-for-sale fixed
           maturities........................   (2,227.3)  (2,374.5)  (2,596.0)
         Purchase of equity securities.......      (78.9)    (119.9)     (67.0)
         Purchase of other investments.......     (140.6)    (274.4)    (175.0)
         Capital expenditures................      (29.2)     (22.3)     (15.3)
         Purchase of minority interest in
           Citizens Corporation..............     --         (195.9)    --
         Distribution of subsidiaries........     (202.2)    --         --
         Other investing activities, net.....     --           26.7        1.3
                                               ---------  ---------  ---------
             Net cash provided by (used in)
               investing activities..........      707.2     (667.8)     524.6
                                               ---------  ---------  ---------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 CASH FLOWS FROM FINANCING ACTIVITIES
         Deposits and interest credited to
           contractholder deposit funds......    1,514.6    1,419.2      457.6
         Withdrawals from contractholder
           deposit funds.....................   (2,037.5)    (625.0)    (647.1)
         Change in trust agreements supported
           by funding agreements.............       50.6     --         --
         Change in short-term debt...........     (180.9)     188.3       (5.4)
         Change in long-term debt............     --           (2.6)      (0.1)
         Dividend paid to shareholder........     --          (50.0)      (9.4)
         Contribution from parent............       36.0     --            0.1
         Subsidiary treasury stock purchased,
           at cost...........................     (350.0)      (1.0)    (140.0)
                                               ---------  ---------  ---------
             Net cash (used in) provided by
               financing activities..........     (967.2)     928.9     (344.3)
                                               ---------  ---------  ---------
 Net change in cash and cash equivalents.....     (211.5)     274.4       39.0
 Net change in cash held in the Closed
  Block......................................      (13.2)      15.7       (1.0)
 Cash and cash equivalents, beginning of
  period.....................................      504.0      213.9      175.9
                                               ---------  ---------  ---------
 Cash and cash equivalents, end of period....  $   279.3  $   504.0  $   213.9
                                               =========  =========  =========
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.1  $     7.3  $     3.6
     Income taxes paid.......................  $    24.0  $   135.3  $    66.3

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

Prior to July 1, 1999, the consolidated financial statements of FAFLIC included the accounts of its wholly-owned life insurance subsidiary Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its non-insurance subsidiaries (principally brokerage and investment advisory services), Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C") (an 85.0%-owned non-insurance holding company), and various other non-insurance subsidiaries.

Effective July 1, 1999, AFC made certain changes to its corporate structure (Note 3). These changes included the transfer of the Company's ownership of Allmerica P&C and its subsidiaries, as well as several other non-insurance subsidiaries from the Company to AFC. In exchange, AFC contributed capital to the Company and agreed to maintain the Company's statutory surplus at specified levels during the following 6 years. Comparability between current and prior period financial statements and footnotes has been significantly impacted by the Company's divestiture of these subsidiaries during 1999, as disclosed in Note 3.

The Closed Block (Note 1B) assets and liabilities at December 31, 1999 and 1998 are presented in the consolidated balance sheets as single line items. The contribution from the Closed Block is included in the consolidated statements of income in other income. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1999, 1998 and 1997, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

On or about December 3, 1998, the Company acquired all of the outstanding common stock of Citizens Corporation (formerly an 82.5% owned non-insurance subsidiary of The Hanover Insurance Company ("Hanover"), a wholly-owned subsidiary of Allmerica P&C) that it did not already own in exchange for cash of $195.9 million (Note 4). The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

Prior to the July 1, 1999 changes in AFC's corporate structure, minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, Hanover. Hanover's wholly-owned subsidiary is Citizens Corporation, the holding company for Citizens. Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

The Company established and began operating a closed block ("the Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force as of FAFLIC's demutualization on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts. Unless the Commonwealth of Massachusetts Insurance Commissioner ("the Insurance Commissioner") consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets as measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at the inception of the Closed Block, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined at inception.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"), the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets. As of December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio, both of which are being actively marketed. These assets are carried at the estimated fair value less costs of disposal. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, swap contracts and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge the foreign currency exchange risk associated with investment securities are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk associated with funding agreements are accounted for using the fair value method, with changes in fair value reported in other operating income consistent with the underlying hedged trust obligation liability. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Default swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value, if any, reported in realized investment gains and losses in earnings. Premium paid to the Company on default swap contracts is reported in net investment income in earnings. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

losses in earnings. Any ineffective swaps or futures hedges are recognized currently in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6.0% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Liabilities for outstanding claims, losses and loss adjustment expenses ("LAE") are estimates of payments to be made on property and casualty and health insurance for reported losses and LAE and estimates of losses and LAE incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts ("GICs"), deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Prior to the merger on July 16, 1997, Allmerica P&C and its subsidiaries filed a separate United States federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"). These differences result primarily from loss and LAE reserves, policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

L.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of the adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter of 1998, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $12.4 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 for the first quarter of 1998, which resulted in certain segment re-definitions, which have no impact on the consolidation results of operations (See Note 15).

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement
No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

M.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation, resulting primarily from the reporting of Discontinued Operations as disclosed in Note 2.

2.  DISCONTINUED OPERATIONS

During the second quarter of 1999, the Company approved a plan to exit its group life and health insurance business, consisting of its Employee Benefit Services ("EBS") business, its Affinity Group Underwriters ("AGU") business and its accident and health assumed reinsurance pool business ("reinsurance pool business"). During the third quarter of 1998, the Company ceased writing new premium in the reinsurance pool business, subject to certain contractual obligations. Prior to 1999, these businesses comprised substantially all of the former Corporate Risk Management Services segment. Accordingly, the operating results of the discontinued segment, including its reinsurance pool business, have been reported in the Consolidated Statements of Income as discontinued operations in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion No. 30"). In the third quarter of 1999, the operating results from the discontinued segment were adjusted to reflect the recording of additional reserves related to accident claims from prior years. On October 6, 1999, the Company entered into an agreement with Great-West Life and Annuity Insurance Company of Denver,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which provides for the sale of the Company's EBS business effective March 1, 2000. The Company has recorded a $30.5 million loss, net of taxes, on the disposal of its group life and health business. Subsequent to the June 30, 1999 measurement date, operations from the discontinued business generated losses of approximately $8.7 million, net of taxes.

As permitted by APB Opinion No. 30, the Consolidated Balance Sheets have not been segregated between continuing and discontinued operations. At December 31, 1999, the discontinued segment had assets of approximately $531.1 million consisting primarily of invested assets, premiums and fees receivable, and reinsurance recoverables, and liabilities of approximately $482.5 million consisting primarily of policy liabilities. Revenues for the discontinued operations were $361.1 million, $398.5 million, and $389.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

3.  REORGANIZATION OF AFC CORPORATE STRUCTURE

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes included transfer of the Company's ownership of Allmerica P&C and all of its subsidiaries, as well as certain other non-insurance subsidiaries, from FAFLIC to AFC, referred to as the "distribution of subsidiaries". The Company retained its ownership of its primary insurance subsidiary, AFLIAC and certain broker dealer and investment management and advisory subsidiaries. AFC contributed capital to FAFLIC in the amount of $125.0 million, consisting of cash and securities of $36.0 million and $89.0 million, respectively, and agreed to maintain the Company's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 requires the prior approval of the Commonwealth of Massachusetts Insurance Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

The equity of the subsidiaries transferred from FAFLIC on July 1, 1999 was $1,274.1 million. As of June 30, 1999, the transferred subsidiaries had total assets of $5,334.1 million, including cash and cash equivalents of $202.2 million, and total revenue of $1,196.5 million.

The Company's consolidated results of operations in 1999 include $107.2 million of net income associated with these subsidiaries through June 30, 1999. The unaudited pro forma information below presents consolidated results of operations as if the reorganization had occurred at the beginning of 1998.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the Company had the transfer occurred at the beginning of 1998, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Revenue.....................................................  $828.0  $750.2
                                                              ======  ======
Net realized capital (losses) gains included in revenue.....   (11.8)   19.6
                                                              ======  ======
Income from continuing operations before taxes..............   192.1   141.2
Income taxes................................................    51.2    41.2
                                                              ------  ------
Net income from continuing operations.......................  $140.9   100.0
(Loss) from operations of discontinued business (less
 applicable income taxes (benefit) of $(10.4), $(7.0) and
 $8.9 for the years ended December 31, 1999, 1998 and 1997,
 respectively...............................................   (17.2)  (13.5)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
(Loss) on disposal of group life and health business,
 including provision of $72.2 for operating losses during
 phase-out period for the tear ended December 31, 1999 (less
 applicable income tax benefit of $16.4)....................   (30.5)   --
                                                              ------  ------
Net income..................................................  $ 93.2  $ 86.5
                                                              ======  ======

4.  ACQUISITION OF MINORITY INTEREST OF CITIZENS CORPORATION

On December 3, 1998 Citizens Acquisition Corporation, a wholly-owned subsidiary of the Allmerica P&C, completed a cash tender offer to acquire the outstanding shares of Citizens Corporation common stock that AFC or its subsidiaries did not already own at a price of $33.25 per share. Approximately 99.8% of publicly held shares of Citizens Corporation common stock were tendered. On December 14, 1998, the Company completed a short-form merger, acquiring all shares of common stock of Citizens Corporation not purchased in its tender offer, through the merger of its wholly-owned subsidiary, Citizens Acquisition Corporation with Citizens Corporation at a price of $33.25 per share. Total consideration for the transactions amounted to $195.9 million. The acquisition has been recognized as a purchase. The minority interest acquired totaled $158.5 million. A total of $40.8 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The Company's consolidated results of operations include minority interest in Citizens Corporation prior to December 3, 1998. The unaudited pro forma information below presents consolidated results of operation as if the acquisition had occurred at the beginning of 1997.

The following unaudited pro forma information is not necessarily indicative of the consolidated results of operations of the combined Company had the acquisition occurred at the beginning of 1997, nor is it necessarily indicative of future results.

(UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998      1997
-------------                                                 --------  --------
Revenue.....................................................  $3,006.6  $2,977.1
                                                              ========  ========
Net realized capital gains included in revenue..............  $   58.1  $   71.6
                                                              ========  ========
Income before taxes and minority interest...................     293.4     332.5
Income taxes................................................     (54.2)    (82.4)
Minority Interest:
  Equity in earnings........................................     (42.6)    (64.1)
                                                              --------  --------
Net income..................................................  $  196.6  $  186.0
                                                              ========  ========

5.  OTHER SIGNIFICANT TRANSACTIONS

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated reinsurer. The reinsurance agreement provides accident year coverage for the three years 1999 to 2001 for the Company's property and casualty business, and is subject to cancellation or commutation annually at the Company's option. The program covers losses and allocated loss adjustment

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses, including those incurred but not yet reported, in excess of a specified whole account loss and allocated LAE ratio. The annual and aggregate coverage limits for losses and allocated LAE are $150.0 million and $300.0 million, respectively. The effect of this agreement on results of operations in each reporting period is based on losses and allocated LAE ceded, reduced by a sliding scale premium of 50.0-67.0% depending on the size of the loss, and increased by a ceding commission of 20.0% of ceded premium. In addition, net investment income is reduced for amounts credited to the reinsurer. Prior to the AFC corporate reorganization, the Company recognized a net benefit of $16.9 million as a result of this agreement, based on year-to-date and annual estimates of losses and allocated loss adjustment expenses for accident year 1999.

On October 29, 1998, the Company announced that it had adopted a formal restructuring plan for its Risk Management business. As part of this initiative, the segment consolidated its property and casualty field support activities from fourteen regional branches into three hub locations. As a result of the Company's restructuring initiative, it recognized a pretax loss of $9.0 million, in the fourth quarter of 1998.

Approximately $4.8 million of this loss relates to severance and other employee related costs resulting from the elimination of 306 positions, of which 207 and 106 employees had been terminated as of December 31, 1999 and 1998, respectively. In addition, lease cancellations and contract terminations resulted in losses of approximately $2.5 million and $1.7 million, respectively. The Company made payments of approximately $4.2 million and $0.1 million through June 30, 1999 and in 1998, respectively, related to this restructuring initiative.

Effective July 1, 1998, the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, relating to the Company's reinsurance pool business. These pools consist primarily of the Company's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998. This loss is reported in 1999 as part of the discontinued operations of the Company.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on substantially all of the universal life and variable universal life blocks of business. The agreement did not have a material effect on its results of operations or financial position.

In 1999, 1998 and 1997, Allmerica P&C redeemed 8,662.7, 3,289.5 and 5,735.3 shares, respectively, of its issued and outstanding common stock owned by AFC for $350.0 million, $125.0 million and $195.0 million, respectively, thereby increasing the Company's total ownership to 84.5% as of June 30, 1999. The increases in the Company's ownership of Allmerica P&C through June 30, 1999, and for 1998 and 1997 were 14.5%, 4.3% and 6.3%, respectively. The 1999 transaction consisted of cash and cash equivalents. The 1998 transaction consisted of $124.0 million of securities and $1.0 million of cash. The 1997 transaction consisted of $55.0 million of securities and $140.0 million of cash.

The merger of Allmerica P&C and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly. The merger has been recognized as a purchase. Total consideration of approximately $798.1 million

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

6.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             1999
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   62.6     $  1.0      $  0.5    $   63.1
States and political subdivisions.......      13.5        0.1         0.1        13.5
Foreign governments.....................      80.0        2.1         0.1        82.0
Corporate fixed maturities..............   3,206.5       63.2       116.9     3,152.8
Mortgage-backed securities..............     359.0        1.3        11.0       349.3
                                          --------     ------      ------    --------
Total fixed maturities..................  $3,721.6     $ 67.7      $128.6    $3,660.7
                                          ========     ======      ======    ========
Equity securities.......................  $   27.9     $ 24.7      $  1.2    $   51.4
                                          ========     ======      ======    ========

                                                             1998
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $  192.8     $ 12.0      $ 24.5    $  180.3
States and political subdivisions.......   2,408.9       83.0         5.2     2,486.7
Foreign governments.....................     107.9        7.7         4.5       111.1
Corporate fixed maturities..............   4,293.3      167.8        81.9     4,379.2
Mortgage-backed securities..............     517.9       11.5         2.8       526.6
                                          --------     ------      ------    --------
Total fixed maturities..................  $7,520.8     $282.0      $118.9    $7,683.9
                                          ========     ======      ======    ========
Equity securities.......................  $  253.1     $151.1      $  7.1    $  397.1
                                          ========     ======      ======    ========

(1) Amortized cost for fixed maturities and cost for equity securities.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1999, the amortized cost and market value of these assets on deposit in New York were $196.4 million and $193.0 million, respectively. At December 31, 1998, the amortized cost and market value of assets on deposit were $268.5 million and $284.1 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $18.3 million and $105.4 million were on deposit with various state and governmental authorities at December 31, 1999 and 1998, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1999.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     1999
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $  224.4   $  225.7
Due after one year through five years.......................   1,324.0    1,328.4
Due after five years through ten years......................   1,409.1    1,369.9
Due after ten years.........................................     764.1      736.7
                                                              --------   --------
Total.......................................................  $3,721.6   $3,660.7
                                                              ========   ========

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1999
Net appreciation, beginning of year.........................    $ 79.0       $ 90.2      $169.2
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................    (254.4)      (122.3)     (376.7)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      78.5       --            78.5
Provision for deferred federal income taxes and minority
 interest...................................................      72.1         64.7       136.8
Distribution of subsidiaries (See Note 3)...................      (5.6)       (17.1)      (22.7)
                                                                ------       ------      ------
                                                                (109.4)       (74.7)     (184.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $(30.4)      $ 15.5      $(14.9)
                                                                ======       ======      ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1998
Net appreciation, beginning of year.........................    $122.6       $ 86.7      $209.3
                                                                ------       ------      ------
Net (depreciation) appreciation on available-for-sale
 securities.................................................     (99.3)         4.4       (94.9)
Appreciation due to Allmerica P&C purchase of minority in
 interest of Citizens.......................................      10.7         10.7        21.4
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       6.3       --             6.3
Provision for deferred federal income taxes and minority
 interest...................................................      38.7        (11.6)       27.1
                                                                ------       ------      ------
                                                                 (43.6)         3.5       (40.1)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 79.0       $ 90.2      $169.2
                                                                ======       ======      ======

1997
Net appreciation, beginning of year.........................    $ 71.3       $ 60.1      $131.4
                                                                ------       ------      ------
Net appreciation (depreciation) on available-for-sale
 securities.................................................      83.2         (5.9)       77.3
Appreciation due to AFC purchase of minority interest of
 Allmerica P&C..............................................      50.7         59.6       110.3
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (16.7)      --           (16.7)
Provision for deferred federal income taxes and minority
 interest...................................................     (65.9)       (27.1)      (93.0)
                                                                ------       ------      ------
                                                                  51.3         26.6        77.9
                                                                ------       ------      ------
Net appreciation, end of year...............................    $122.6       $ 86.7      $209.3
                                                                ======       ======      ======

(1) Includes net (depreciation) appreciation on other investments of $(1.1) million, $0.8 million, and $1.8 million, in 1999, 1998, and 1997, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were $533.6 million and $582.7 million at December 31, 1999 and 1998, respectively. Reserves for mortgage loans were $5.8 million and $11.5 million at December 31, 1999 and 1998, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets. At December 31, 1999, there were 2 properties remaining in the Company's real estate portfolio which are being actively marketed. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1999, 1998 and 1997.

There were no material contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1999.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Property type:
  Office building...........................................  $301.5  $304.4
  Residential...............................................    50.3    52.8
  Retail....................................................    92.2   108.5
  Industrial/warehouse......................................    83.6   110.0
  Other.....................................................    11.8    18.5
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======
Geographic region:
  South Atlantic............................................  $132.2  $136.1
  Pacific...................................................   133.6   155.1
  East North Central........................................    62.5    80.5
  Middle Atlantic...........................................    50.3    61.2
  West South Central........................................    90.8    54.7
  New England...............................................    40.7    60.7
  Other.....................................................    29.3    45.9
  Valuation allowances......................................    (5.8)  (11.5)
                                                              ------  ------
Total.......................................................  $533.6  $582.7
                                                              ======  ======

At December 31, 1999, scheduled mortgage loan maturities were as follows: 2000 -- $108.1 million; 2001 -- $33.9 million; 2002 -- $27.5 million; 2003 -- $40.6 million; 2004 -- $76.4 million; and $234.7 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1999, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                           BALANCE AT
(IN MILLIONS)                                                 JANUARY 1   PROVISIONS  WRITE-OFFS  DECEMBER 31
-------------                                                 ----------  ----------  ----------  ------------
1999
Mortgage loans..............................................    $11.5       $(2.4)      $ 3.3         $ 5.8
                                                                =====       =====       =====         =====
1998
Mortgage loans..............................................    $20.7       $(6.8)      $ 2.4         $11.5
                                                                =====       =====       =====         =====
1997
Mortgage loans..............................................    $19.6       $ 2.5       $ 1.4         $20.7
Real estate.................................................     14.9         6.0        20.9        --
                                                                -----       -----       -----         -----
Total.......................................................    $34.5       $ 8.5       $22.3         $20.7
                                                                =====       =====       =====         =====

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provisions on mortgages during 1999 and 1998 reflect the release of redundant specific reserves. Write-offs of $20.9 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $18.0 million and $22.0 million, with related reserves of $0.8 million and $6.0 million as of December 31, 1999 and 1998, respectively. All impaired loans were reserved for as of December 31, 1999 and 1998.

The average carrying value of impaired loans was $21.0 million, $26.1 million and $30.8 million, with related interest income while such loans were impaired of $2.1 million, $3.2 million and $3.2 million as of December 31, 1999, 1998 and 1997, respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs") and other funding agreements. The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

The notional amount of futures contracts outstanding was $37.1 million and $92.7 million at December 31, 1999 and 1998, respectively. The notional amounts of the contracts represent the extent of the Company's investment but not future cash requirements, as the Company generally settles open positions prior to maturity. The maturity of all futures contracts outstanding is less than one year. The fair value of futures contracts outstanding was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. Deferred hedging losses were $0.9 million and $1.8 million in 1999 and 1998, respectively. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately. There was $0.1 million of gains realized on ineffective hedges in 1998. There were no gains or losses in 1999 and 1997.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998      1997
-------------                                                 ---------  ---------  ------
Contracts outstanding, beginning of year....................  $    92.7  $  --      $(33.0)
New contracts...............................................      947.0    1,117.5    (0.2)
Contracts terminated........................................   (1,002.6)  (1,024.8)   33.2
                                                              ---------  ---------  ------
Contracts outstanding, end of year..........................  $    37.1  $    92.7  $ --
                                                              =========  =========  ======

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts with swap counterparties to hedge foreign currency exposure on specific fixed income securities. Additionally, in 1999, the Company entered into a foreign

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

currency swap contract to hedge foreign currency exposure on specific fixed rate funding agreements. Interest and principal related to foreign fixed income securities and liabilities payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment in U.S dollars translated at a specific currency exchange rate. The primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange, as indicated by the fair value of the contract. The fair values of the foreign currency swap contracts outstanding were $(4.7) million and $1.2 million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts hedging fixed income securities are reported as an unrealized gain or loss, consistent with the underlying hedged security. Changes in fair value of contracts hedging fixed rate funding agreements are reported as other operating income, consistent with the underlying hedged liability. The net decrease in other operating income related to these contracts was $2.6 million in 1999. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1999, 1998 and 1997. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gain or loss on foreign currency swap contracts in 1999 or 1998.

A reconciliation of the notional amount of foreign currency swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999   1998    1997
-------------                                                 ------  -----  ------
Contracts outstanding, beginning of year....................  $ 42.6  $42.6  $ 47.6
New contracts...............................................    52.9   --       5.0
Contracts expired...........................................   (24.0)  --     (10.0)
                                                              ------  -----  ------
Contracts outstanding, end of year..........................  $ 71.5  $42.6  $ 42.6
                                                              ======  =====  ======

Expected maturities of foreign currency swap contracts outstanding at December 31, 1999 are $8.3 million in 2000, $52.9 million in 2001 and $10.3 million thereafter. There are no expected maturities of such foreign currency swap contracts in 2002, 2003 and 2004.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Specifically, for floating rate GIC liabilities that are matched with fixed rate securities, the Company manages the interest rate risk by hedging with interest rate swap contracts. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999 and 1998 were net payables of $4.2 million and $3.9 million, respectively. The Company does not require collateral or other security to support financial instruments with credit risk.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The decrease in net investment income related to interest rate swap contracts was $7.0 million, $2.8 million and $0.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. The fair value of interest rate swap contracts outstanding was $33.1 million and $(28.3) million at December 31, 1999 and 1998, respectively. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1999 or 1998.

A reconciliation of the notional amount of interest rate swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Contracts outstanding, beginning of year....................  $1,112.6  $  244.1  $  5.0
New contracts...............................................     905.4     873.5   244.7
Contracts terminated........................................    (888.5)    --       --
Contracts expired...........................................     (80.0)     (5.0)   (5.6)
Distribution of subsidiaries (Note 3).......................     (23.6)    --       --
                                                              --------  --------  ------
Contracts outstanding, end of year..........................  $1,025.9  $1,112.6  $244.1
                                                              ========  ========  ======

Expected maturities of interest rate swap contracts outstanding at December 31, 1999 are $44.0 million in 2000, $43.1 million in 2001, $83.5 million in 2002,
$536.0 million in 2003, and $319.3 million in 2004. There are no expected maturities of such interest rate swap contracts thereafter.

G.  OTHER SWAP CONTRACTS

The Company enters into insurance portfolio-linked and credit default swap contracts for investment purposes. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with insurance portfolio-linked swap contracts is the inability of the counterparty to meet its obligation. Under the terms of the credit default swap contracts, the Company assumes the default risk of a specific high credit quality issuer in exchange for a stated annual premium. In the case of default, the Company will pay the counterparty par value for a pre-determined security of the issuer. The primary risk associated with these transactions is the default risk of the underlying companies. The Company regularly assesses the financial strength of its counterparties and the underlying companies in default swap contracts, and generally enters into forward or swap agreements with counterparties rated "A" or better by nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1999, was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

The swap contracts are marked to market with any gain or loss recognized currently. The fair values of swap contracts outstanding were $(0.3) million and $(0.1) million at December 31, 1999 and 1998, respectively. The net amount receivable or payable under insurance portfolio-linked swap contracts is recognized when the contracts are marked to market. The net (decrease) increase in realized investment gains related to these contracts was $(0.2) million, $1.0 million and $(1.4) million for the years ended December 31, 1999, 1998 and 1997, respectively.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The stated annual premium under credit default swap contracts is recognized currently in net investment income. The net increase to investment income related to credit default swap contracts was $0.4 million and $0.2 million for the years ended December 31, 1999 and 1998, respectively. There was no net investment income recognized in 1997.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998    1997
-------------                                                 -------  ------  -------
Contracts outstanding, beginning of year....................  $ 255.0  $ 15.0  $  58.6
New contracts...............................................     50.0   266.3    192.1
Contracts expired...........................................   (115.0)  (26.3)  (211.6)
Contracts terminated........................................    --       --      (24.1)
                                                              -------  ------  -------
Contracts outstanding, end of year..........................  $ 190.0  $255.0  $  15.0
                                                              =======  ======  =======

Expected maturities of other swap contracts outstanding at December 31, 1999 are as follows: $140.0 million in 2000 and $50.0 million in 2001. There are no expected maturities of such other swap contracts in 2002, 2003, 2004 and thereafter.

H.  OTHER

At December 31, 1999 and 1998, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

7.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Fixed maturities............................................  $415.7  $509.6  $523.3
Mortgage loans..............................................    45.5    57.6    57.1
Equity securities...........................................     1.7     7.2    10.5
Policy loans................................................    12.7    11.9    10.9
Real estate and other long-term investments.................    14.4     7.0    31.5
Short-term investments......................................    26.6    15.6     9.9
                                                              ------  ------  ------
Gross investment income.....................................   516.6   608.9   643.2
Less investment expenses....................................   (13.5)  (15.0)  (23.7)
                                                              ------  ------  ------
Net investment income.......................................  $503.1  $593.9  $619.5
                                                              ======  ======  ======

At December 31, 1999, the company had fixed maturities with a carrying value of $1.0 million on non-accrual status. There were no mortgage loans on non-accrual status at December 31, 1999. At December 31, 1998, there was one mortgage loan on non-accrual status which had an outstanding principal balance of $4.3 million. This loan was restructured and fully impaired. There were no fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accordance with the original terms of the investments, was a reduction in net income by $1.4 million in 1999, and had no impact in 1998 and 1997.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $18.8 million, $28.7 million and $40.3 million at December 31, 1999, 1998 and 1997, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $2.5 million, $3.3 million and $3.9 million in 1999, 1998 and 1997, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $3.3 million and $4.2 million in 1999, 1998 and 1997, respectively.

There were no mortgage loans which were non-income producing for the year ended December 31, 1999. There were, however, fixed maturities with a carrying value of $0.3 million which were non-income producing for the year ended December 31, 1999.

Included in other long-term investments is income from limited partnerships of $6.6 million in 1999, losses of $6.3 million in 1998, and income of $7.6 million in 1997.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998   1997
-------------                                                 ------  ------  -----
Fixed maturities............................................  $(52.0) $(11.6) $14.2
Mortgage loans..............................................     2.5     8.8   (1.2)
Equity securities...........................................   141.3    63.7   53.5
Real estate and other.......................................     8.5    --      9.8
                                                              ------  ------  -----
Net realized investment gains...............................  $100.3  $ 60.9  $76.3
                                                              ======  ======  =====

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS   GROSS
(IN MILLIONS)                                                     SALES      GAINS   LOSSES
-------------                                                 -------------  ------  ------
1999
Fixed maturities............................................    $1,480.5     $  9.2  $ 27.1
Equity securities...........................................       421.2      149.0     7.6

1998
Fixed maturities............................................    $  979.2     $ 17.9  $ 11.3
Equity securities...........................................       258.7       72.8     9.0

1997
Fixed maturities............................................    $1,870.7     $ 27.0  $ 15.9
Equity securities...........................................       144.9       55.5     1.2

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C.  OTHER COMPREHENSIVE (LOSS) INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the Consolidated Statements of Comprehensive (Loss)
Income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999      1998     1997
-------------                                                 --------  --------  ------
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period,
 (includes $22.7 resulting from the distribution of
 subsidiaries in 1999, net of taxes (benefit) and minority
 interest of $(103.3) million, $(20.8) million and $123.7
 million in 1999, 1998 and 1997, respectively)..............  $ (121.9) $   (6.8) $115.5
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes and minority interest
 of $33.5 million, $21.5 million and $30.7 million in 1999,
 1998 and 1997, respectively)...............................     (62.2)     33.3    37.6
                                                              --------  --------  ------
Other comprehensive (loss) income...........................  $ (184.1) $  (40.1) $ 77.9
                                                              ========  ========  ======

8.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Included in the fair value of fixed maturities are swap contracts used to hedge fixed maturities with a fair value of $31.1 million and $(27.1) million at December 31, 1999 and 1998, respectively. In addition, the Company held futures contracts with a carrying value of $(0.9) million and $(1.8) million at December 31, 1999 and 1998, respectively. The fair value of these contracts was $36.8 million and $92.5 million at December 31, 1999 and 1998, respectively.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits. All other liabilities are based on surrender values.

TRUST INSTRUMENTS SUPPORTED BY FUNDING OBLIGATIONS

Fair values are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair values of the financial instruments were as follows:

                                                                     1999                1998
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
-------------                                                 --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  279.3  $  279.3  $  504.0  $  504.0
  Fixed maturities..........................................   3,660.7   3,660.7   7,683.9   7,683.9
  Equity securities.........................................      51.4      51.4     397.1     397.1
  Mortgage loans............................................     521.2     521.9     562.3     587.1
  Policy loans..............................................     170.5     170.5     154.3     154.3
                                                              --------  --------  --------  --------
                                                              $4,683.1  $4,683.8  $9,301.6  $9,326.4
                                                              ========  ========  ========  ========
FINANCIAL LIABILITIES
  Guaranteed investment contracts...........................  $1,316.0  $1,341.4  $1,791.8  $1,830.8
  Supplemental contracts without life contingencies.........      48.8      48.8      37.3      37.3
  Dividend accumulations....................................      88.1      88.1      88.4      88.4
  Other individual contract deposit funds...................      48.4      48.2      61.6      61.1
  Other group contract deposit funds........................     602.9     583.5     700.4     704.0
  Individual fixed annuity contracts........................   1,092.5   1,057.1   1,110.6   1,073.6
  Trust instruments supported by funding obligations........      50.6      49.6     --        --
  Short-term debt...........................................     --        --        221.3     221.3
                                                              --------  --------  --------  --------
                                                              $3,247.3  $3,216.7  $4,011.4  $4,016.5
                                                              ========  ========  ========  ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  CLOSED BLOCK

Included in other income in the Consolidated Statements of Income in 1999, 1998 and 1997 is a net pre-tax contribution from the Closed Block of $13.8 million, $10.4 million and $9.1 million, respectively. Summarized financial information of the Closed Block as of December 31, 1999 and 1998 and for the periods ended December 31, 1999, 1998 and 1997 is as follows:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Assets
  Fixed maturities, at fair value (amortized cost of $387.4
    and $399.1
    respectively)...........................................  $372.9  $414.2
  Mortgage loans............................................   136.3   136.0
  Policy loans..............................................   201.1   210.9
  Cash and cash equivalents.................................    22.6     9.4
  Accrued investment income.................................    14.0    14.1
  Deferred policy acquisition costs.........................    13.1    15.6
  Other assets..............................................    12.3     2.9
                                                              ------  ------
Total assets................................................  $772.3  $803.1
                                                              ======  ======
Liabilities
  Policy liabilities and accruals...........................  $835.2  $862.9
  Other liabilities.........................................     6.9     9.1
                                                              ------  ------
Total liabilities...........................................  $842.1  $872.0
                                                              ======  ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Revenues
  Premiums and other income.................................  $ 52.1  $ 55.4  $ 58.3
  Net investment income.....................................    53.8    53.3    53.4
  Realized investment (loss) gain...........................    (0.6)    0.1     1.3
                                                              ------  ------  ------
Total revenues..............................................   105.3   108.8   113.0
                                                              ------  ------  ------
Benefits and expenses
  Policy benefits...........................................    88.9    95.0   100.5
  Policy acquisition expenses...............................     2.5     2.7     3.0
  Other operating expenses..................................     0.1     0.7     0.4
                                                              ------  ------  ------
Total benefits and expenses.................................    91.5    98.4   103.9
                                                              ------  ------  ------
Contribution from the Closed Block..........................  $ 13.8  $ 10.4  $  9.1
                                                              ======  ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999     1998     1997
-------------                                                 -------  -------  -------
Cash flows
  Cash flows from operating activities:
  Contribution from the Closed Block........................  $  13.8  $  10.4  $   9.1
  Change in:
    Deferred policy acquisition costs, net..................      2.5      2.6      2.9
    Premiums and other receivables..........................    --         0.3    --
    Policy liabilities and accruals.........................    (13.1)   (13.5)   (11.6)
    Accrued investment income...............................      0.1        -      0.2
    Deferred taxes..........................................    --         0.1     (5.1)
    Other assets............................................     (8.3)     2.4     (2.9)
    Expenses and taxes payable..............................     (2.9)    (2.9)    (2.0)
    Other, net..............................................      0.8     (0.1)    (1.2)
                                                              -------  -------  -------
  Net cash used in operating activities.....................     (7.1)    (0.7)   (10.6)
  Cash flows from investing activities:
    Sales, maturities and repayments of investments.........    139.0     83.6    161.6
    Purchases of investments................................   (128.5)  (106.5)  (161.4)
    Other, net..............................................      9.8      7.9     11.4
                                                              -------  -------  -------
  Net cash provided by (used in) investing activities.......     20.3    (15.0)    11.6
                                                              -------  -------  -------
Net increase (decrease) in cash and cash equivalents........     13.2    (15.7)     1.0
Cash and cash equivalents, beginning of year................      9.4     25.1     24.1
                                                              -------  -------  -------
Cash and cash equivalents, end of year......................  $  22.6  $   9.4  $  25.1
                                                              =======  =======  =======

There were no valuation allowances on mortgage loans in the Closed Block at December 31, 1999, 1998 or 1997, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

10.  DEBT

Short-term debt consisted of the following:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Short-term
  Commercial paper..........................................  $ --    $ 41.3
  Borrowings under bank credit facility.....................    --     150.0
  Repurchase agreements.....................................    --      30.0
                                                              ------  ------
Total short-term debt.......................................  $ --    $221.3
                                                              ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by a credit agreement. At December 31, 1999, there was no commercial paper outstanding.

Effective December 4, 1998, the Company entered into a credit agreement that expired on February 5, 1999. Borrowings under this agreement were unsecured and incurred interest at a rate per annum equal to the eurodollar rate plus applicable margin. Borrowings outstanding under this credit facility at December 31, 1998 were $150.0 million. These borrowings were repaid in February 1999.

The company utilizes repurchase agreements to finance certain transactions and had approximately $30 million in such agreements outstanding at December 31,1998. There were no repurchase agreements outstanding at December 31, 1999.

In 1999, there was no interest expense related to borrowings under the credit agreement. Interest expense related to borrowings under the credit agreement was approximately $0.7 million and $2.8 million in 1998 and 1997, respectively. All interest expense is recorded in other operating expenses.

In October, 1995, AFC issued Senior Debentures with a face value of $200.0 million, pay interest at a rate of 7 5/8%, and mature on October 16, 2025. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and Allmerica P&C.

11.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) on continuing operations in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Federal income tax expense (benefit)
  Current...................................................  $88.7   $ 74.6  $74.4
  Deferred..................................................    4.3    (15.4)  14.2
                                                              -----   ------  -----
Total.......................................................  $93.0   $ 59.2  $88.6
                                                              =====   ======  =====

The federal income taxes attributable to the consolidated results of continuing operations are different from the amounts determined by multiplying income before federal income taxes by the statutory federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999     1998    1997
-------------                                                 --------  ------  ------
Expected federal income tax expense on continuing
  operations................................................   $133.9   $107.9  $122.9
  Tax-exempt interest.......................................    (24.2)   (38.9)  (37.9)
  Dividend received deduction...............................    --        (5.1)   (3.2)
  Changes in tax reserve estimates..........................     (8.7)     2.3     7.8
  Tax credits...............................................     (8.5)    (8.5)   (2.7)
  Other, net................................................      0.5      1.5     1.7
                                                               ------   ------  ------
Federal income tax expense on continuing operations.........   $ 93.0   $ 59.2  $ 88.6
                                                               ======   ======  ======

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax (asset) liability represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. Its components were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  AMT carryforwards.........................................  $ --       $ (16.8)
  Loss reserve discounting..................................   (283.5)    (406.6)
  Deferred acquisition costs................................    355.7      345.8
  Employee benefit plans....................................    (52.0)     (45.3)
  Investments, net..........................................    (19.5)     121.7
  Bad debt reserve..........................................    --          (1.8)
  Litigation reserve........................................     (6.0)     (10.9)
  Discontinued operations...................................    (11.7)     --
  Other, net................................................     (1.1)      (5.5)
                                                              -------    -------
Deferred tax asset, net.....................................  $ (18.1)   $ (19.4)
                                                              =======    =======

Gross deferred income tax assets totaled $515.8 million and $486.9 millions at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $497.7 million and $467.5 million at December 31, 1999 and 1998, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1999 there are no available alternative minimum tax credit carryforwards.

The Company's federal income tax returns are routinely audited by the Internal Revenue Services ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1992, 1993 and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

12.  PENSION PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple benefit plans to employees and agents of these affiliated Companies, including retirement plans. The salaries of employees and agents covered by these plans and the expenses of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAFLIC provides retirement benefits to substantially all of its employees under a defined benefit pension plan. This plan is based on a defined benefit cash balance formula, whereby the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1999, 1998 and 1997 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net periodic pension cost were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost -- benefits earned during the year.............  $  19.3    $  19.0    $  19.9
Interest cost...............................................     26.5       25.5       23.5
Expected return on plan assets..............................    (38.9)     (34.9)     (31.2)
Recognized net actuarial loss...............................      0.4        0.4        0.1
Amortization of transition asset............................     (1.4)      (1.8)      (1.9)
Amortization of prior service cost..........................     (2.2)      (1.7)      (2.0)
                                                              -------    -------    -------
  Net periodic pension cost.................................  $   3.7    $   6.5    $   8.4
                                                              =======    =======    =======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.7 million of the net periodic pension cost was allocated to the distributed subsidiaries.

The following table summarizes the status of the plan. At December 31, 1999 and 1998 the plans' assets exceeded their projected benefit obligations.

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligations:
  Projected benefit obligation at beginning of year.........  $ 414.2    $ 370.4
  Service cost -- benefits earned during the year...........     19.3       19.0
  Interest cost.............................................     26.5       25.5
  Actuarial (gains) losses..................................    (44.4)      20.4
  Benefits paid.............................................    (22.9)     (21.1)
                                                              -------    -------
    Projected benefit obligation at end of year.............    392.7      414.2
                                                              -------    -------

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in plan assets:
  Fair value of plan assets at beginning of year............    441.6      395.5
  Actual return on plan assets..............................     51.9       67.2
  Benefits paid.............................................    (22.9)     (21.1)
    Fair value of plan assets at end of year................    470.6      441.6
  Funded status of the plan.................................     77.9       27.4
  Unrecognized transition obligation........................    (21.6)     (23.9)
  Unamortized prior service cost............................    (12.0)     (11.0)
  Unrecognized net actuarial gains..........................   (101.6)     (54.9)
                                                              -------    -------
    Net pension liability...................................  $ (57.3)   $ (62.4)
                                                              =======    =======

As a result of AFC's merger with Allmerica P&C in 1997, certain pension liabilities were reduced to reflect their fair value as of the merger date. These pension liabilities were reduced by $8.9 million and $10.3 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.75% and 6.5% in 1999 and 1998, respectively, and the assumed long-term rate of return on plan assets was 9.0% in both 1999 and 1998. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. Plan assets also include 796,462 shares and 973,262 shares of AFC Common Stock at December 31, 1999 and 1998, respectively, with a market value of $44.3 million and $56.3 million at December 31, 1999 and 1998, respectively.

The Company has a defined contribution 401(k) plan for its employees, whereby the Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1999, 1998 and 1997, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expense related to this plan was $5.9 million, $5.6 million and $3.3 million in 1999, 1998 and 1997, respectively. In 1999, subsequent to the AFC corporate reorganization, approximately $1.4 million of the 401(k) expense was allocated to the distributed subsidiaries. In addition to this plan, the Company has a defined contribution plan for substantially all of its agents. The plan expense in 1999, 1998 and 1997 was $3.1 million, $3.0 million and $2.8 million, respectively.

On January 1, 1998, substantially all of the defined benefit and defined contribution 401(k) plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $5.9 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

13.  OTHER POSTRETIREMENT BENEFIT PLANS

FAFLIC, as the common employer for all AFC Companies ("affiliated Companies"), provides multiple postretirement medical and death benefit plans to employees, agents and retirees of these affiliated Companies. The costs of these plans are charged to the affiliated Companies in accordance with an intercompany cost sharing agreement.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective
January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plans' funded status reconciled with amounts recognized in the Company's Consolidated Balance Sheets were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
Change in benefit obligation:
Accumulated postretirement benefit obligation at beginning
  of year...................................................  $  84.0    $  71.8
Service cost................................................      2.9        3.1
Interest cost...............................................      4.6        5.1
Actuarial (gains) losses....................................    (21.2)       7.6
Benefits paid...............................................     (3.5)      (3.6)
                                                              -------    -------
  Accumulated postretirement benefit obligation at end of
    year....................................................     66.8       84.0
                                                              -------    -------
Fair value of plan assets at end of year....................    --         --
                                                              -------    -------
Funded status of the plan...................................    (66.8)     (84.0)
Unamortized prior service cost..............................     (9.8)     (12.9)
Unrecognized net actuarial (gains) losses...................    (13.8)       7.5
                                                              -------    -------
  Accumulated postretirement benefit costs..................  $ (90.4)   $ (89.4)
                                                              =======    =======

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Service cost................................................   $  2.9     $  3.1     $  3.0
Interest cost...............................................      4.6        5.1        4.6
Recognized net actuarial loss (gain)........................      0.1        0.1       (0.1)
Amortization of prior service cost..........................     (2.3)      (2.4)      (2.7)
                                                               ------     ------     ------
Net periodic postretirement benefit cost....................   $  5.3     $  5.9     $  4.8
                                                               ======     ======     ======

In 1999, subsequent to the AFC corporate reorganization, approximately $1.1 million of the net periodic postretirement cost was allocated to the distributed subsidiaries.

As a result of AFC's merger with Allmerica P&C in 1997, certain postretirement liabilities were reduced to reflect their fair value as of the merger date. These postretirement liabilities were reduced by $4.6 million and $5.4 million in 1999 and 1998, respectively, which reflects fair value, net of applicable amortization.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1999, health care costs were assumed to increase 6.0% in 2000, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $4.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.6 million. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by $3.6 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.5 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 6.5% at December 31, 1999 and 1998, respectively. In addition, the actuarial present value of the accumulated postretirement benefit obligation was determined using an assumed rate of increase in future compensation levels of 5.5% for FAFLIC agents.

On January 1, 1998, substantially all of the postretirement medical and death benefits plans previously provided by the affiliated Companies were merged with the existing benefit plans of FAFLIC. The merger of benefit plans resulted in a $3.8 million change of interest adjustment to additional paid-in capital during 1998. The change of interest adjustment arose from FAFLIC's forgiveness of certain Allmerica P&C benefit plan liabilities attributable to Allmerica P&C's minority interest.

14.  DIVIDEND RESTRICTIONS

Massachusetts and Delaware have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC and AFLIAC, respectively.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. During 1999 and 1997, no dividends were declared by FAFLIC to AFC. During 1998, FAFLIC paid dividends of $50.0 million to AFC. As of July 1, 1999, FAFLIC's ownership of Allmerica P&C, as well as several non-insurance subsidiaries, was transferred from FAFLIC to AFC. Under an agreement with the Commissioner, any dividend from FAFLIC to AFC for years 2000 and 2001 would require the prior approval of the Commissioner and may require AFC to make additional capital contributions to FAFLIC.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were declared by AFLIAC to FAFLIC during 1999, 1998 or 1997. During 2000, AFLIAC could pay dividends of $34.3 million to FAFLIC without prior approval.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  SEGMENT INFORMATION

The Company offers Asset Accumulation financial products and services. Prior to the AFC corporate reorganization, the Company offered financial products and services in two major areas: Risk Management and Asset Accumulation. Within these broad areas, the Company conducted business principally in three operating segments. These segments were Risk Management, Allmerica Financial Services and Allmerica Asset Management. In accordance with Statement No. 131, the separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the Company's reportable segments is included below.

In 1999, the Company reorganized its Property and Casualty business and Corporate Risk Management Services operations within the Risk Management segment. Under the new structure, the Risk Management segment manages its business through five distribution channels identified as Hanover North, Hanover South, Citizens Midwest, Allmerica Voluntary Benefits and Allmerica Specialty. During the second quarter of 1999, the Company approved a plan to exit its group life and health business, consisting of its EBS business, its AGU business and its reinsurance pool business. Results of operations from this business, relating to both the current and the prior periods, have been segregated and reported as a component of discontinued operations in the Consolidated Statements of Income. Operating results from this business were previously reported in the Allmerica Voluntary Benefits and Allmerica Specialty distribution channels. Prior to 1999, results of the group life and health business were included in the Corporate Risk Management Services segment, while all other Risk Management business was reflected in the Property and Casualty segment.

The Risk Management segment's property and casualty business is offered primarily through the Hanover North, Hanover South and Citizens Midwest distribution channels utilizing the Company's independent agent network primarily in the Northeast, Midwest and Southeast United States, maintaining a strong regional focus. Allmerica Voluntary Benefits focuses on worksite distribution, which offers discounted property and casualty products through employer sponsored programs, and affinity group property and casualty business. Allmerica Specialty offers special niche property and casualty products in selected markets. On July 1, 1999, AFC made certain changes to its corporate structure as discussed in Note 3. As a result, FAFLIC distributed its interest in the property and casualty business after that date.

The Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels as well as group retirement products, such as defined benefit and 401(k) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in GICs such as the traditional GIC, synthetic GIC and other funding agreements. Funding agreements are investment contracts issued to institutional buyers, such as money market funds, corporate cash management programs and securities lending collateral programs, which typically have short maturities and periodic interest rate resets based on an index such as LIBOR. This segment is also a Registered Investment Advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans. As a result of the aforementioned change in the AFC corporate structure, FAFLIC distributed its ownership of certain investment advisory business as of July 1, 1999.

In addition to the three operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, corporate debt, Capital Securities and corporate overhead expenses. Corporate overhead

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, Corporate Technology, Corporate Finance, Human Resources and the Legal department.

Management evaluates the results of the aforementioned segments based on a pre-tax and minority interest basis. Segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, discontinued operations, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of segment income enhances understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Segment revenues:
  Risk Management...........................................  $1,075.2   $2,220.8   $2,227.3
  Asset Accumulation
    Allmerica Financial Services............................     797.0      721.2      713.9
    Allmerica Asset Management..............................     144.5      121.7       91.1
                                                              --------   --------   --------
        Subtotal............................................     941.5      842.9      805.0
                                                              --------   --------   --------
  Corporate.................................................       0.4        2.3        4.7
  Intersegment revenues.....................................      (0.8)      (7.6)     (11.5)
                                                              --------   --------   --------
    Total segment revenues including Closed Block...........   2,016.3    3,058.4    3,025.5
                                                              --------   --------   --------
  Adjustment to segment revenues:
      Adjustment for Closed Block...........................     (92.1)     (98.4)    (102.6)
      Change in mortality...................................     --         --          (4.2)
      Net realized gains....................................     100.3       60.9       76.3
                                                              --------   --------   --------
  Total revenues............................................  $2,024.5   $3,020.9   $2,995.0
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                       1999       1998       1997
-------------                                                     --------   --------   --------
Segment income (loss) before income taxes and minority interest:
  Risk Management.............................................    $   85.1   $  149.7   $  174.2
  Asset Accumulation
    Allmerica Financial Services..............................       207.1      169.0      134.6
    Allmerica Asset Management................................        21.3       23.7       18.4
                                                                  --------   --------   --------
        Subtotal..............................................       228.4      192.7      153.0
                                                                  --------   --------   --------
  Corporate...................................................       (38.6)     (45.2)     (44.6)
    Segment income before income taxes and minority interest...      274.9      297.2      282.6
  Adjustments to segment income:
    Net realized investment gains, net of amortization........       106.1       52.2       78.5
    Sales practice litigation expense.........................       --         (31.0)     --
    Gain from change in mortality assumptions.................       --         --          47.0
    Loss on cession of disability income business.............       --         --         (53.9)
    Restructuring costs.......................................       --          (9.0)     --
    Other items...............................................       --          (0.8)      (2.8)
                                                                  --------   --------   --------
  Income before taxes and minority interest...................    $  381.0   $  308.6   $  351.4
                                                                  ========   ========   ========

DECEMBER 31,
(IN MILLIONS)                                     1999        1998          1999           1998
-------------                                   ---------   ---------   ------------   ------------
                                                 IDENTIFIABLE ASSETS    DEFERRED ACQUISITION COSTS
Risk Management...............................  $   542.0   $ 6,216.8    $     6.0      $   167.5
Asset Accumulation
  Allmerica Financial Services................   23,410.7    19,407.3      1,213.1          993.1
  Allmerica Asset Management..................    1,381.1     1,810.9          0.4            0.6
                                                ---------   ---------    ---------      ---------
      Subtotal................................   24,791.8    21,218.2      1,213.5          993.7
  Corporate...................................     --            29.6       --             --
                                                ---------   ---------    ---------      ---------
    Total.....................................  $25,333.8   $27,464.6    $ 1,219.5      $ 1,161.2
                                                =========   =========    =========      =========

16.  LEASE COMMITMENTS

Rental expenses for operating leases, including those related to the discontinued operations of the Company, amounted to $22.2 million, $34.9 million and $33.6 million in 1999, 1998 and 1997, respectively. These expenses relate primarily to building leases of the Company. At December 31, 1999, future minimum rental payments under non-cancelable operating leases were approximately $39.9 million, payable as follows: 2000 - $14.1 million; 2001 -- $12.7 million; 2002 -- $8.1 million; 2003 -- $3.6 million, and $1.4 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2000.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  REINSURANCE

In the normal course of business, the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Effective January 1, 1999, Allmerica P&C entered into a whole account aggregate excess of loss reinsurance agreement with a highly rated insurer (See Note 5). Prior to the AFC corporate reorganization, the Company was subject to concentration of risk with respect to this reinsurance agreement, which represented 10% or more of the Company's reinsurance business. Net premiums earned and losses and loss adjustment expenses ceded under this agreement in 1999 were $21.9 million and $35.0 million, respectively. In addition, the Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). Prior to the AFC corporate reorganization, both CAR and MCCA represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company ceded a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1999, 1998 and 1997 were $20.4 million and $21.4 million, $34.3 million and $38.1 million, and $32.3 million and $28.2 million, respectively. The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1999, 1998 and 1997 of $1.8 million and $30.6 million, $3.7 million and $18.0 million, and $9.8 million and $(0.8) million, respectively.

On June 2, 1998, the Company recorded a $124.2 million one-time reduction of its direct and ceded written premiums as a result of a return of excess surplus from MCCA. This transaction had no impact on the total net premiums recorded by the Company in 1998.

Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Life and accident and health insurance premiums:
  Direct....................................................  $   53.5   $   51.4   $   55.9
  Assumed...................................................       0.7        0.7        0.6
  Ceded.....................................................     (50.0)     (47.8)     (29.1)
                                                              --------   --------   --------
Net premiums................................................  $    4.2   $    4.3   $   27.4
                                                              ========   ========   ========
Property and casualty premiums written:
  Direct....................................................  $1,089.0   $1,970.4   $2,068.5
  Assumed...................................................      27.3       58.8      103.1
  Ceded.....................................................    (135.4)     (74.1)    (179.8)
                                                              --------   --------   --------
Net premiums................................................  $  980.9   $1,955.1   $1,991.8
                                                              ========   ========   ========
Property and casualty premiums earned:
  Direct....................................................  $1,047.3   $1,966.8   $2,046.1
  Assumed...................................................      30.3       64.5      102.0
  Ceded.....................................................    (127.3)     (66.1)    (195.1)
                                                              --------   --------   --------
Net premiums................................................  $  950.3   $1,965.2   $1,953.0
                                                              ========   ========   ========
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct....................................................  $  391.9   $  359.5   $  397.4
  Assumed...................................................       0.1        0.3        0.4
  Ceded.....................................................     (39.2)     (49.5)     (79.4)
                                                              --------   --------   --------
Net policy benefits, claims, losses and loss adjustment
  expenses..................................................  $  352.8   $  310.3   $  318.4
                                                              ========   ========   ========
Property and casualty benefits, claims, losses and loss
  adjustment expenses:
  Direct....................................................  $  805.6   $1,588.2   $1,464.9
  Assumed...................................................      25.9       62.7      101.2
  Ceded.....................................................    (128.0)    (158.2)    (120.6)
                                                              --------   --------   --------
Net policy benefits, claims, losses, and loss adjustment
  expenses..................................................  $  703.5   $1,492.7   $1,445.5
                                                              ========   ========   ========

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Balance at beginning of year................................  $1,161.2   $  965.5   $  822.7
Acquisition expenses deferred...............................     419.2      638.2      614.3
Amortized to expense during the year........................    (240.9)    (449.6)    (472.6)
Adjustment for discontinued operations......................       3.4      ( 0.2)     --
Adjustment to equity during the year........................      39.3        7.3      (11.1)
Adjustment due to distribution of subsidiaries..............    (162.7)     --         --
Adjustment for cession of disability income insurance.......     --         --         (38.6)
Adjustment for revision of universal and variable universal
  life insurance mortality assumptions......................     --         --          50.8
                                                              --------   --------   --------
Balance at end of year......................................  $1,219.5   $1,161.2   $  965.5
                                                              ========   ========   ========

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

19.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $601.3 million and $568.0 million at December 31, 1999 and 1998, respectively. Accident and health claim liabilities were re-estimated for all prior years and were increased by $51.2 million and $14.6 million in 1999 and 1998, respectively. The increase in 1999 resulted from the Company's reserve strengthening primarily in the EBS and reinsurance pool business. The 1998 increase also resulted from the Company's reserve strengthening, primarily in the assumed reinsurance and stop loss only business.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Reserve for losses and LAE, beginning of the year...........  $2,597.3   $2,615.4   $2,744.1
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year..........     795.6    1,609.0    1,564.1
  Decrease in provision for insured events of prior years...     (96.1)    (127.2)    (127.9)
                                                              --------   --------   --------
Total incurred losses and LAE...............................     699.5    1,481.8    1,436.2
                                                              --------   --------   --------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current
    year....................................................     342.1      871.9      775.1
  Losses and LAE attributable to insured events of prior
    years...................................................     424.2      643.0      732.1
                                                              --------   --------   --------
Total payments                                                   766.3    1,514.9    1,507.2
Change in reinsurance recoverable on unpaid losses..........      44.3       15.0      (50.2)
Distribution of subsidiaries................................  (2,574.8)     --         --
Other (1)...................................................     --         --          (7.5)
                                                              --------   --------   --------
Reserve for losses and LAE, end of year.....................  $  --      $2,597.3   $2,615.4
                                                              ========   ========   ========

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the reserves have been re-estimated for all prior accident years and were decreased by $96.1 million, $127.2 million and $127.9 million in 1999, 1998 and 1997, respectively, reflecting increased favorable development on reserves for both losses and loss adjustment expenses.

Favorable development on prior years' loss reserves was $52.0 million, $58.9 million, and $87.2 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. Favorable development on prior year's loss adjustment expense reserves was $44.1 million, $68.3 million, and $40.7 million prior to the AFC corporate reorganization in 1999 and for the years ended December 31, 1998 and 1997, respectively. The increase in favorable development 1998 is primarily attributable to claims process improvement initiatives taken by the Company. The Company has lowered claim settlement costs through increased utilization of in-house attorneys and consolidation of claim offices.

This favorable development reflects the Company's reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

Due to the nature of the business written by the Risk Management segment, the exposure to environmental liabilities is relatively small and therefore its reserves are relatively small compared to other types of liabilities. Due to the AFC corporate reorganization, the Company had no exposure for this item at December 31, 1999. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the reserve for losses and LAE, were $49.9 million and $53.1 million, net of reinsurance of $14.2 million and $15.7 million in 1998 and 1997, respectively. The Company does not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Company may be required to defend such claims. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

current law and methodologies currently available. Although these claims are not significant, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become significant. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

20.  MINORITY INTEREST

As a result of the Company's divestiture of certain of its subsidiaries including its 84.5% ownership of the outstanding shares of the common stock of Allmerica P&C effective July 1, 1999, there is no minority interest reflected on the Consolidated Balance Sheets as of December 31, 1999. In prior years, the Company's interest in Allmerica P&C was represented by ownership of 70.0% and 65.8% of the outstanding shares of common stock at December 31, 1998 and 1997, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements through the period ended June 30, 1999 and for the years ended December 31, 1998 and 1997.

21.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries, including FAFLIC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, the plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, the Company and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. FAFLIC recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However,

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

22.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. In 1999, 49 out of 50 states have adopted the National Association of Insurance Commissioners proposed Codification, which provides for uniform statutory accounting principles. These principles are effective January 1, 2001. The Company is currently assessing the impact that the adoption of Codification will have on its statutory results of operations and financial position.

Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1999       1998       1997
-------------                                                 --------   --------   --------
Statutory Net Income (Combined)
  Property and Casualty Companies...........................   $322.6    $  180.7   $  190.3
  Life and Health Companies.................................    239.0        86.4      191.2

Statutory Shareholder's Surplus (Combined)
  Property and Casualty Companies (See Note 3)..............   $--       $1,269.3   $1,279.6
  Life and Health Companies.................................    590.1     1,164.1    1,221.3

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of First Allmerica Financial Life Insurance Company and the Contractowners of Separate Account VA-K of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-K of First Allmerica Financial Life Insurance Company at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of First Allmerica Financial Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1999 by correspondence with the Fund, provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
April 3, 2000

                             SEPARATE ACCOUNT VA-K

                    STATEMENTS OF ASSETS AND LIABILITIES

                              DECEMBER 31, 1999

                                                                        GROWTH                   CAPITAL       CASH
                                                                      & INCOME*    DELCHESTER    RESERVES     RESERVE       DELCAP
                                                                      ----------   ----------   ----------   ----------   ----------
ASSETS:
  Investments in shares of Delaware Group Premium Fund ............   $7,092,450   $4,112,020   $1,177,184   $3,113,134   $3,471,097
  Investment income receivable ....................................            -       13,058        2,182        4,862            -
  Receivable from First Allmerica Financial Life Insurance
    Company (Sponsor) .............................................          492            6        4,955           10            -
                                                                      ----------   ----------   ----------   ----------   ----------
      Total  assets ...............................................    7,092,942    4,125,084    1,184,321    3,118,006    3,471,097

   LIABILITIES:                                                                -            -            -            -            -
                                                                      ----------   ----------   ----------   ----------   ----------
      Net assets ..................................................   $7,092,942   $4,125,084   $1,184,321   $3,118,006   $3,471,097
                                                                      ----------   ----------   ----------   ----------   ----------
                                                                      ----------   ----------   ----------   ----------   ----------

  Net asset distribution by category:
    Variable annuity contracts ....................................   $7,092,942   $4,125,084   $1,184,321   $3,118,006   $3,471,097
    Value of investment by First Allmerica Financial Life Insurance
       Company (Sponsor) ..........................................            -            -            -            -            -
                                                                      ----------   ----------   ----------   ----------   ----------
                                                                      $7,092,942   $4,125,084   $1,184,321   $3,118,006   $3,471,097
                                                                      ----------   ----------   ----------   ----------   ----------
                                                                      ----------   ----------   ----------   ----------   ----------

  Units outstanding, December 31, 1999 ............................    3,249,609    3,189,893      937,010    2,558,348    1,120,003
  Net asset value per unit, December 31, 1999 .....................   $ 2.182706   $ 1.293173   $ 1.263939   $ 1.218758   $ 3.099187


                                                                      DELAWARE      INTERNATIONAL     SMALL CAP
                                                                      BALANCED*        EQUITY           VALUE           TREND
                                                                    -------------   -------------   -------------   -------------
ASSETS:
Investments in shares of Delaware Group Premium Fund ............   $   2,416,536   $   1,548,273   $   1,404,278   $   4,487,087
Investment income receivable ....................................               -               -               -               -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .............................................             942               -               -               -
                                                                    -------------   -------------   -------------   -------------
    Total  assets ...............................................       2,417,478       1,548,273       1,404,278       4,487,087

 LIABILITIES: ...................................................               -               -               -               -
                                                                    -------------   -------------   -------------   -------------
    Net assets ..................................................   $   2,417,478   $   1,548,273   $   1,404,278   $   4,487,087
                                                                    -------------   -------------   -------------   -------------
                                                                    -------------   -------------   -------------   -------------

Net asset distribution by category:
  Variable annuity contracts ....................................   $   2,417,478   $   1,548,273   $   1,404,278   $   4,487,087
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ..........................................               -               -               -               -
                                                                    -------------   -------------   -------------   -------------
                                                                    $   2,417,478   $   1,548,273   $   1,404,278   $   4,487,087
                                                                    -------------   -------------   -------------   -------------
                                                                    -------------   -------------   -------------   -------------

Units outstanding, December 31, 1999 ............................       1,289,546         888,316         822,611       1,268,607
Net asset value per unit, December 31, 1999 .....................   $    1.874676   $    1.742931   $    1.707099   $    3.537016

* Name changed. See Note 1.


   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                               DECEMBER 31, 1999

                                                                      GLOBAL     STRATEGIC                  EMERGING    CONVERTIBLE
                                                                       BOND       INCOME        DEVON       MARKETS     SECURITIES
                                                                    ----------   ----------   ----------   ----------   -----------
ASSETS:
Investments in shares of Delaware Group Premium Fund ............   $   69,977   $1,911,709   $2,557,779   $  554,773   $   513,057
Investment income receivable ....................................            -            -            -            -             -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .............................................            -            -            -            -             -
                                                                    ----------   ----------   ----------   ----------   -----------
    Total  assets ...............................................       69,977    1,911,709    2,557,779      554,773       513,057

 LIABILITIES:                                                                -            -            -            -             -
                                                                    ----------   ----------   ----------   ----------   -----------
    Net assets ..................................................   $   69,977   $1,911,709   $2,557,779   $  554,773   $   513,057
                                                                    ----------   ----------   ----------   ----------   -----------
                                                                    ----------   ----------   ----------   ----------   -----------

Net asset distribution by category:
  Variable annuity contracts ....................................   $   69,977   $1,911,709   $2,557,779   $  554,773   $   513,057
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ..........................................            -            -            -            -             -
                                                                    ----------   ----------   ----------   ----------   -----------
                                                                    $   69,977   $1,911,709   $2,557,779   $  554,773   $   513,057
                                                                    ----------   ----------   ----------   ----------   -----------
                                                                    ----------   ----------   ----------   ----------   -----------

Units outstanding, December 31, 1999 ............................       62,850    1,882,413    1,871,337      756,219       431,733
Net asset value per unit, December 31, 1999 .....................   $ 1.113405   $ 1.015563   $ 1.366819   $ 0.733613    $ 1.188369


                                                                      SOCIAL                  AGGRESSIVE       US
                                                                     AWARENESS      REIT        GROWTH       GROWTH
                                                                    ----------   ----------   ----------   ----------
ASSETS:
Investments in shares of Delaware Group Premium Fund ............   $  594,535   $   27,943   $1,582,623   $  255,195
Investment income receivable ....................................            -            -            -            -
Receivable from First Allmerica Financial Life Insurance
  Company (Sponsor) .............................................            -            -            -            -
                                                                    ----------   ----------   ----------   ----------
    Total  assets ...............................................      594,535       27,943    1,582,623      255,195

 LIABILITIES: ...................................................            -            -            -            -
                                                                    ----------   ----------   ----------   ----------
    Net assets ..................................................   $  594,535   $   27,943   $1,582,623   $  255,195
                                                                    ----------   ----------   ----------   ----------
                                                                    ----------   ----------   ----------   ----------

Net asset distribution by category:
  Variable annuity contracts ....................................   $  594,535   $   27,943   $1,582,623   $  253,081
  Value of investment by First Allmerica Financial Life Insurance
     Company (Sponsor) ..........................................            -            -            -        2,114
                                                                    ----------   ----------   ----------   ----------
                                                                    $  594,535   $   27,943   $1,582,623   $  255,195
                                                                    ----------   ----------   ----------   ----------
                                                                    ----------   ----------   ----------   ----------

Units outstanding, December 31, 1999 ............................      368,719       29,253    1,117,897      241,398
Net asset value per unit, December 31, 1999 .....................   $ 1.612435   $ 0.955211   $ 1.415714   $ 1.057154


   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                GROWTH                           CAPITAL
                                                                              & INCOME*        DELCHESTER        RESERVES
                                                                            ---------------  ---------------  ---------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . .                   $   157,602       $  481,736        $  80,698
                                                                            ---------------  ---------------  ---------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . .                       100,851           61,910           17,845
  Administrative expense fees  . . . . . . . . . . . . . . .                        12,102            7,430            2,142
                                                                            ---------------  ---------------  ---------------
    Total expenses . . . . . . . . . . . . . . . . . . . . .                       112,953           69,340           19,987
                                                                            ---------------  ---------------  ---------------
    Net investment income (loss) . . . . . . . . . . . . . .                        44,649          412,396           60,711
                                                                            ---------------  ---------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . .                       600,055           30,782                -
  Net realized gain (loss) from sales of investments . . . .                        13,557         (468,339)         (24,751)
                                                                            ---------------  ---------------  ---------------
    Net realized gain (loss) . . . . . . . . . . . . . . . .                       613,612         (437,557)         (24,751)
  Net unrealized gain (loss) . . . . . . . . . . . . . . . .                    (1,019,631)        (158,819)         (54,917)
                                                                            ---------------  ---------------  ---------------
    Net realized and unrealized gain (loss)  . . . . . . . .                      (406,019)        (596,376)         (79,668)
                                                                            ---------------  ---------------  ---------------
    Net increase (decrease) in net assets from operations. .                   $  (361,370)      $ (183,980)       $ (18,957)
                                                                            ---------------  ---------------  ---------------
                                                                            ---------------  ---------------  ---------------


                                                                                   CASH                           DELAWARE
                                                                                  RESERVE           DELCAP        BALANCED*
                                                                              ---------------   -------------- ---------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . .                        $114,779       $        -      $   48,390
                                                                              ---------------   -------------- ---------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . .                          30,328           23,637          31,088
  Administrative expense fees  . . . . . . . . . . . . . . .                           3,639            2,836           3,731
                                                                              ---------------   -------------- ---------------
    Total expenses . . . . . . . . . . . . . . . . . . . . .                          33,967           26,473          34,819
                                                                              ---------------   -------------- ---------------
    Net investment income (loss) . . . . . . . . . . . . . .                          80,812          (26,473)         13,571
                                                                              ---------------   -------------- ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . .                               -           68,723          93,161
  Net realized gain (loss) from sales of investments . . . .                               -           68,787          17,728
                                                                              ---------------   -------------- ---------------
    Net realized gain (loss) . . . . . . . . . . . . . . . .                               -          137,510         110,889
  Net unrealized gain (loss) . . . . . . . . . . . . . . . .                               -        1,094,520        (356,807)
                                                                              ---------------   -------------- ---------------
    Net realized and unrealized gain (loss)  . . . . . . . .                               -        1,232,030        (245,918)
                                                                              ---------------   -------------- ---------------
    Net increase (decrease) in net assets from operations. .                        $ 80,812       $1,205,557      $ (232,347)
                                                                              ---------------   -------------- ---------------
                                                                              ---------------   -------------- ---------------


                                                                             INTERNATIONAL      SMALL CAP
                                                                                 EQUITY           VALUE            TREND
                                                                            ---------------  ---------------  ---------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . .                      $ 20,162      $    16,299       $      267
                                                                            ---------------  ---------------  ---------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . .                        14,858           17,380           38,986
  Administrative expense fees  . . . . . . . . . . . . . . .                         1,783            2,085            4,678
                                                                            ---------------  ---------------  ---------------
    Total expenses . . . . . . . . . . . . . . . . . . . . .                        16,641           19,465           43,664
                                                                            ---------------  ---------------  ---------------
    Net investment income (loss) . . . . . . . . . . . . . .                         3,521           (3,166)         (43,397)
                                                                            ---------------  ---------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . .                         1,473            6,687                -
  Net realized gain (loss) from sales of investments . . . .                        46,157          (39,232)         471,227
                                                                            ---------------  ---------------  ---------------
    Net realized gain (loss) . . . . . . . . . . . . . . . .                        47,630          (32,545)         471,227
  Net unrealized gain (loss) . . . . . . . . . . . . . . . .                       106,481          (89,282)       1,345,295
                                                                            ---------------  ---------------  ---------------
    Net realized and unrealized gain (loss)  . . . . . . . .                       154,111         (121,827)       1,816,522
                                                                            ---------------  ---------------  ---------------
    Net increase (decrease) in net assets from operations  .                      $157,632      $  (124,993)      $1,773,125
                                                                            ---------------  ---------------  ---------------
                                                                            ---------------  ---------------  ---------------

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                  GLOBAL          STRATEGIC
                                                                                   BOND            INCOME            DEVON
                                                                              ---------------   --------------   --------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $   3,868        $ 112,125       $   15,367
                                                                              ---------------   --------------   --------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .                       979           25,344           33,018
  Administrative expense fees  . . . . . . . . . . . . . . . . . .                       118            3,041            3,962
                                                                              ---------------   --------------   --------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .                     1,097           28,385           36,980
                                                                              ---------------   --------------   --------------
    Net investment income (loss) . . . . . . . . . . . . . . . . .                     2,771           83,740          (21,613)
                                                                              ---------------   --------------   --------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .                       370                -           29,710
  Net realized gain (loss) from sales of investments . . . . . . .                    (3,196)         (29,076)           1,808
                                                                              ---------------   --------------   --------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .                    (2,826)         (29,076)          31,518
  Net unrealized gain (loss) . . . . . . . . . . . . . . . . . . .                    (4,475)        (151,476)        (326,940)
                                                                              ---------------   --------------   --------------
    Net realized and unrealized gain (loss)  . . . . . . . . . . .                    (7,301)        (180,552)        (295,422)
                                                                              ---------------   --------------   --------------
    Net increase (decrease) in net assets from operations  . . . .                 $  (4,530)       $ (96,812)      $ (317,035)
                                                                              ---------------   --------------   --------------
                                                                              ---------------   --------------   --------------


                                                                                  EMERGING       CONVERTIBLE         SOCIAL
                                                                                  MARKETS         SECURITIES       AWARENESS
                                                                               ---------------  ---------------  ---------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $    2,199         $ 16,647         $  2,712
                                                                               ---------------  ---------------  ---------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .                      4,533            6,352            7,707
  Administrative expense fees  . . . . . . . . . . . . . . . . . .                        544              762              925
                                                                               ---------------  ---------------  ---------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .                      5,077            7,114            8,632
                                                                               ---------------  ---------------  ---------------
    Net investment income (loss) . . . . . . . . . . . . . . . . .                     (2,878)           9,533           (5,920)
                                                                               ---------------  ---------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .                          -                -                -
  Net realized gain (loss) from sales of investments . . . . . . .                     58,805           (2,239)          23,438
                                                                               ---------------  ---------------  ---------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .                     58,805           (2,239)          23,438
  Net unrealized gain (loss) . . . . . . . . . . . . . . . . . . .                    134,668           19,115           48,152
                                                                               ---------------  ---------------  ---------------
    Net realized and unrealized gain (loss)  . . . . . . . . . . .                    193,473           16,876           71,590
                                                                               ---------------  ---------------  ---------------
    Net increase (decrease) in net assets from operations  . . . .                 $  190,595         $ 26,409         $ 65,670
                                                                               ---------------  ---------------  ---------------
                                                                               ---------------  ---------------  ---------------


                                                                                               AGGRESSIVE          U.S.
                                                                               REIT(a)         GROWTH(b)        GROWTH(c)
                                                                            ---------------  ---------------  ---------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .               $       -         $      -         $      -
                                                                            ---------------  ---------------  ---------------

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .                     126            2,726              113
  Administrative expense fees  . . . . . . . . . . . . . . . . . .                      15              328               14
                                                                            ---------------  ---------------  ---------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .                     141            3,054              127
                                                                            ---------------  ---------------  ---------------
    Net investment income (loss) . . . . . . . . . . . . . . . . .                    (141)          (3,054)            (127)
                                                                            ---------------  ---------------  ---------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors. . . . . . .                       -                -                -
  Net realized gain (loss) from sales of investments . . . . . . .                      (9)           8,792                -
                                                                            ---------------  ---------------  ---------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .                      (9)           8,792                -
  Net unrealized gain (loss) . . . . . . . . . . . . . . . . . . .                  (1,160)         279,499            6,423
                                                                            ---------------  ---------------  ---------------
    Net realized and unrealized gain (loss)  . . . . . . . . . . .                  (1,169)         288,291            6,423
                                                                            ---------------  ---------------  ---------------
    Net increase (decrease) in net assets from operations. . . . .               $  (1,310)        $285,237         $  6,296
                                                                            ---------------  ---------------  ---------------
                                                                            ---------------  ---------------  ---------------

(a) For the Period 8/20/99 to 12/31/99.
(b) For the Period 5/3/99 to 12/31/99.
(c) For the Period 11/16/99 to 12/31/99.

   The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                               GROWTH & INCOME*               DELCHESTER
                                                                                  YEAR ENDED                  YEAR ENDED
                                                                                 DECEMBER 31,                DECEMBER 31,
                                                                         --------------------------    --------------------------
                                                                            1999           1998           1999           1998
                                                                         -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) .....................................   $    44,649    $    22,107    $   412,396    $   392,371
    Net realized gain (loss) .........................................       613,612        214,812       (437,557)       (36,076)
    Net unrealized gain (loss) .......................................    (1,019,631)       129,300       (158,819)      (579,052)
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from operations ............      (361,370)       366,219       (183,980)      (222,757)
                                                                         -----------    -----------    -----------    -----------

  FROM CONTRACT TRANSACTIONS:
    Net purchase payments ............................................     1,592,922      4,963,746        465,972      2,864,937
    Withdrawals ......................................................      (453,693)      (453,179)      (477,789)      (419,388)
    Contract benefits ................................................      (184,220)          (253)      (162,744)       (81,886)
    Contract charges .................................................        (2,328)          (914)        (1,541)          (647)
    Transfers between sub-accounts (including fixed account), net ....    (1,568,466)       (33,344)    (1,145,727)       590,551
    Other transfers from (to) the General Account ....................       220,466        282,747        296,574        673,045
    Net increase (decrease) in investment by Sponsor .................             -              -              -              -
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from contract transactions..      (395,319)     4,758,803     (1,025,255)     3,626,612
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets ............................      (756,689)     5,125,022     (1,209,235)     3,403,855
NET ASSETS:
  Beginning of year ..................................................     7,849,631      2,724,609      5,334,319      1,930,464
                                                                         -----------    -----------    -----------    -----------
  End of year ........................................................   $ 7,092,942    $ 7,849,631    $ 4,125,084    $ 5,334,319
                                                                         -----------    -----------    -----------    -----------
                                                                         -----------    -----------    -----------    -----------

                                                                              CAPITAL RESERVES               CASH RESERVE
                                                                                YEAR ENDED                    YEAR ENDED
                                                                               DECEMBER 31,                   DECEMBER 31,
                                                                         --------------------------    --------------------------
                                                                            1999           1998           1999           1998
                                                                         -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) .....................................   $    60,711    $    29,401    $    80,812    $    46,930
    Net realized gain (loss) .........................................       (24,751)         2,126              -              -
    Net unrealized gain (loss) .......................................       (54,917)           708              -              -
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from operations .............      (18,957)        32,235         80,812         46,930
                                                                         -----------    -----------    -----------    -----------

 FROM CONTRACT TRANSACTIONS:
    Net purchase payments ............................................       750,951        933,977      1,198,545      1,396,824
    Withdrawals ......................................................       (77,509)      (234,236)      (137,113)       (70,449)
    Contract benefits ................................................       (98,005)       (55,937)        (4,404)             -
    Contract charges .................................................          (240)          (113)          (367)           (63)
    Transfers between sub-accounts (including fixed account), net ....      (819,257)       262,343        201,241        251,741
    Other transfers from (to) the General Account ....................        81,814         79,048       (111,220)      (190,998)
    Net increase (decrease) in investment by Sponsor .................             -              -              -              -
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from contract transactions..      (162,246)       985,082      1,146,682      1,387,055
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets ............................      (181,203)     1,017,317      1,227,494      1,433,985

NET ASSETS:
  Beginning of year ..................................................     1,365,524        348,207      1,890,512        456,527
                                                                         -----------    -----------    -----------    -----------
  End of year ........................................................   $ 1,184,321    $ 1,365,524    $ 3,118,006    $ 1,890,512
                                                                         -----------    -----------    -----------    -----------
                                                                         -----------    -----------    -----------    -----------


* Name changed. See Note 1.


  The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                                                                                  DELCAP                  DELAWARE BALANCED*
                                                                                YEAR ENDED                   YEAR ENDED
                                                                               DECEMBER 31,                 DECEMBER 31,
                                                                         --------------------------    --------------------------
                                                                            1999           1998           1999           1998
                                                                         -----------    -----------    -----------    -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) ....................................... $   (26,473)   $   (11,112)   $    13,571    $     1,366
    Net realized gain (loss) ...........................................     137,510         67,173        110,889        100,026
    Net unrealized gain (loss) .........................................   1,094,520        100,062       (356,807)       150,586
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from operations ..............   1,205,557        156,123       (232,347)       251,978
                                                                         -----------    -----------    -----------    -----------

 FROM CONTRACT TRANSACTIONS:
    Net purchase payments ..............................................     315,852        484,559        543,696      1,218,323
    Withdrawals ........................................................    (105,672)       (51,098)       (95,276)       (69,415)
    Contract benefits ..................................................     (18,312)             -        (86,559)       (81,219)
    Contract charges ...................................................        (739)          (471)          (924)          (459)
    Transfers between sub-accounts (including fixed account), net ......     749,154        (39,520)       (26,702)        25,961
    Other transfers from (to) the General Account ......................      97,083         93,969        107,093        122,254
    Net increase (decrease) in investment by Sponsor ...................           -              -              -              -
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from contract  transactions ..   1,037,366        487,439        441,328      1,215,445
                                                                         -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets ..............................   2,242,923        643,562        208,981      1,467,423

NET ASSETS:
  Beginning of year ....................................................   1,228,174        584,612      2,208,497        741,074
                                                                         -----------    -----------    -----------    -----------
  End of year .......................................................... $ 3,471,097    $ 1,228,174    $ 2,417,478    $ 2,208,497
                                                                         -----------    -----------    -----------    -----------
                                                                         -----------    -----------    -----------    -----------


                                                                             INTERNATIONAL EQUITY             SMALL CAP VALUE
                                                                                  YEAR ENDED                     YEAR ENDED
                                                                                 DECEMBER 31,                   DECEMBER 31,
                                                                           --------------------------    --------------------------
                                                                              1999           1998           1999           1998
                                                                           -----------    -----------    -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) .......................................   $     3,521    $    16,940    $    (3,166) $    (7,243)
    Net realized gain (loss) ...........................................        47,630        (25,772)       (32,545)      16,703
    Net unrealized gain (loss) .........................................       106,481         28,658        (89,282)     (29,729)
                                                                           -----------    -----------    -----------  -----------
    Net increase (decrease) in net assets from operations ..............       157,632         71,370       (124,993)     (20,269)
                                                                           -----------    -----------    -----------  -----------

 FROM CONTRACT TRANSACTIONS:
    Net purchase payments ..............................................       442,531        264,912        367,777      750,092
    Withdrawals ........................................................       (95,457)       (93,238)       (77,305)     (39,961)
    Contract benefits ..................................................       (55,715)          (118)       (27,302)           -
    Contract charges ...................................................          (468)          (404)          (488)        (243)
    Transfers between sub-accounts (including fixed account), net ......        27,726        (50,184)      (117,134)     142,052
    Other transfers from (to) the General Account ......................        75,740         26,857         53,821       42,652
    Net increase (decrease) in investment by Sponsor ...................             -              -              -            -
                                                                           -----------    -----------    -----------  -----------
    Net increase (decrease) in net assets from contract  transactions ..       394,357        147,825        199,369      894,592
                                                                           -----------    -----------    -----------  -----------
    Net increase (decrease) in net assets ..............................       551,989        219,195         74,376      874,323

NET ASSETS:
  Beginning of year ....................................................       996,284        777,089      1,329,902      455,579
                                                                           -----------    -----------    -----------  -----------
  End of year ..........................................................   $ 1,548,273    $   996,284    $ 1,404,278  $ 1,329,902
                                                                           -----------    -----------    -----------  -----------
                                                                           -----------    -----------    -----------  -----------

* Name changed. See Note 1.


  The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K

                                                                                      TREND                     GLOBAL BOND
                                                                                   YEAR ENDED                   YEAR ENDED
                                                                                  DECEMBER 31,                  DECEMBER 31,
                                                                          ---------------------------   --------------------------
                                                                              1999          1998            1999          1998
                                                                          -----------    ------------   -----------    -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) ......................................   $   (43,397)   $   (19,932)   $     2,771    $       448
    Net realized gain (loss) ..........................................       471,227        (58,984)        (2,826)           306
    Net unrealized gain (loss) ........................................     1,345,295        126,288         (4,475)           (36)
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from operations .............     1,773,125         47,372         (4,530)           718
                                                                          -----------    -----------    -----------    -----------

 FROM CONTRACT TRANSACTIONS:
    Net purchase payments .............................................       229,544        525,702         61,893         24,922
    Withdrawals .......................................................      (933,942)      (115,013)        (2,171)             -
    Contract benefits .................................................      (114,130)             -        (35,273)             -
    Contract charges ..................................................          (746)          (433)            (5)            (8)
    Transfers between sub-accounts (including fixed account), net .....     1,192,948     (1,172,031)        17,252          1,236
    Other transfers from (to) the General Account .....................        27,044        123,852         (3,847)         2,584
    Net increase (decrease) in investment by Sponsor ..................             -              -              -              -
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from contract transactions ..       400,718       (637,923)        37,849         28,734
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets .............................     2,173,843       (590,551)        33,319         29,452

NET ASSETS:
  Beginning of year ...................................................     2,313,244      2,903,795         36,658          7,206
                                                                          -----------    -----------    -----------    -----------
  End of year .........................................................   $ 4,487,087    $ 2,313,244    $    69,977    $    36,658
                                                                          -----------    -----------    -----------    -----------
                                                                          -----------    -----------    -----------    -----------


                                                                             STRATEGIC INCOME                    DEVON
                                                                                YEAR ENDED                     YEAR ENDED
                                                                                DECEMBER 31,                  DECEMBER 31,
                                                                         ---------------------------   ---------------------------
                                                                             1999           1998           1999           1998
                                                                         -----------    ------------   ------------    -----------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) ......................................   $    83,740    $    (4,538)   $   (21,613)   $   (17,814)
    Net realized gain (loss) ..........................................       (29,076)           599         31,518          7,269
    Net unrealized gain (loss) ........................................      (151,476)         8,674       (326,940)       266,494
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from operations .............       (96,812)         4,735       (317,035)       255,949
                                                                          -----------    -----------    -----------    -----------

 FROM CONTRACT TRANSACTIONS:
    Net purchase payments .............................................       324,332      1,569,678        417,684      1,964,135
    Withdrawals .......................................................      (206,609)       (37,334)       (35,920)       (39,202)
    Contract benefits .................................................       (79,956)       (46,400)        (9,154)          (249)
    Contract charges ..................................................          (511)           (82)          (501)           (14)
    Transfers between sub-accounts (including fixed account), net .....       (39,115)        44,987        (31,762)        37,266
    Other transfers from (to) the General Account .....................        94,431         89,625        131,179         52,354
    Net increase (decrease) in investment by Sponsor ..................             -              -              -            (25)
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets from contract transactions ..        92,572      1,620,474        471,526      2,014,265
                                                                          -----------    -----------    -----------    -----------
    Net increase (decrease) in net assets .............................        (4,240)     1,625,209        154,491      2,270,214

NET ASSETS:
  Beginning of year ...................................................     1,915,949        290,740      2,403,288        133,074
                                                                          -----------    -----------    -----------    -----------
  End of year .........................................................   $ 1,911,709    $ 1,915,949    $ 2,557,779    $ 2,403,288
                                                                          -----------    -----------    -----------    -----------
                                                                          -----------    -----------    -----------    -----------


  The accompanying notes are an integral part of these financial statements.

                             SEPARATE ACCOUNT VA-K


                                                                                    EMERGING MARKETS        CONVERTIBLE SECURITIES
                                                                                       YEAR ENDED                YEAR ENDED
                                                                                      DECEMBER 31,               DECEMBER 31,
                                                                                 ----------------------    -----------------------
                                                                                    1999        1998         1999           1998
                                                                                 ---------    ---------    --------      ---------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) ..........................................     $ (2,878)   $     (802)   $    9,533    $     (305)
    Net realized gain (loss) ..............................................       58,805       (12,804)       (2,239)         (634)
    Net unrealized gain (loss) ............................................      134,668       (33,828)       19,115        (2,428)
                                                                                --------    ----------    ----------    ----------
    Net increase (decrease) in net assets from operations .................      190,595       (47,434)       26,409        (3,367)
                                                                                --------    ----------    ----------    ----------
 FROM CONTRACT TRANSACTIONS:
    Net purchase payments .................................................      179,259       157,103       137,502       352,459
    Withdrawals ...........................................................       (6,953)       (4,005)      (67,314)      (17,837)
    Contract benefits .....................................................            -             -             -       (42,033)
    Contract charges ......................................................         (163)           (3)         (103)          (35)
    Transfers between sub-accounts (including fixed account), net .........       74,926       (16,144)      (30,589)       (2,286)
    Other transfers from (to) the General Account .........................       24,753         1,998        24,584        38,440
    Net increase (decrease) in investment by Sponsor ......................            -            (9)            -             -
                                                                                --------    ----------    ----------    ----------
    Net increase (decrease) in net assets from contract  transactions .....      271,822       138,940        64,080       328,708
                                                                                --------    ----------    ----------    ----------
    Net increase (decrease) in net assets .................................      462,417        91,506        90,489       325,341

NET ASSETS:
  Beginning of year .......................................................       92,356           850       422,568        97,227
                                                                                --------    ----------    ----------    ----------
  End of year .............................................................     $554,773    $   92,356    $  513,057    $  422,568
                                                                                --------    ----------    ----------    ----------
                                                                                --------    ----------    ----------    ----------

                                                                     SOCIAL AWARENESS                    AGGRESSIVE
                                                                        YEAR ENDED            REIT         GROWTH      U.S. GROWTH
                                                                       DECEMBER 31,          PERIOD        PERIOD         PERIOD
                                                                -----------------------  FROM 8/20/99*  FROM 5/3/99*  FROM 11/16/99*
                                                                    1999         1998     TO 12/31/99   TO 12/31/99     TO 12/31/99
                                                                ----------   ----------  -------------  ------------  --------------
INCREASE (DECREASE) IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss) .............................. $  (5,920)   $  (4,890)   $    (141)   $    (3,054)   $    (127)
    Net realized gain (loss) ..................................    23,438       (9,396)          (9)         8,792
    Net unrealized gain (loss) ................................    48,152       35,743       (1,160)       279,499        6,423
                                                                ---------    ---------    ---------    -----------    ---------
    Net increase (decrease) in net assets from operations .....    65,670       21,457       (1,310)       285,237        6,296
                                                                ---------    ---------    ---------    -----------    ---------
 FROM CONTRACT TRANSACTIONS:
    Net purchase payments .....................................   140,249      457,590       28,944         10,984            -
    Withdrawals ...............................................   (18,010)      (4,912)           -         (5,378)        (355)
    Contract benefits .........................................   (21,294)           -            -              -            -
    Contract charges ..........................................      (142)         (22)           -            (20)           -
    Transfers between sub-accounts (including fixed account),
       net ....................................................  (153,762)     (42,629)         309      1,382,384      247,254
    Other transfers from (to) the General Account .............    10,622       10,787            -        (90,557)           -
    Net increase (decrease) in investment by Sponsor ..........         -          (24)           -            (27)       2,000
                                                                ---------    ---------    ---------    -----------    ---------
    Net increase (decrease) in net assets from contract
       transactions ...........................................   (42,337)     420,790       29,253      1,297,386      248,899
                                                                ---------    ---------    ---------    -----------    ---------
    Net increase (decrease) in net assets .....................    23,333      442,247       27,943      1,582,623      255,195

NET ASSETS:
  Beginning of year ...........................................   571,202      128,955            -              -            -
                                                                ---------    ---------    ---------    -----------    ---------
  End of year ................................................. $ 594,535    $ 571,202    $  27,943    $ 1,582,623    $ 255,195
                                                                ---------    ---------    ---------    -----------    ---------
                                                                ---------    ---------    ---------    -----------    ---------


* Date of initial investment.


   The accompanying notes are an integral part of these financial statements.

                              SEPARATE ACCOUNT VA-K

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

     Separate Account VA-K, which funds the Delaware Medallion variable annuity contracts (the Delaware contracts) in addition to other contracts (the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts), is a separate investment account of First Allmerica Financial Life Insurance Company (the Company), established on April 1, 1994 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

     Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers eighteen Sub-Accounts under the Delaware contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Delaware Group Premium Fund (DGPF), managed by Delaware Management Company, or Delaware International Advisers Ltd. DGPF is an open-end, diversified management investment company registered under the 1940 Act.

     Effective May 1, 1999, Decatur Total Return Fund was renamed Growth and Income Fund and Delaware Fund was renamed Delaware Balanced Fund.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of DGPF. Realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of DGPF at net asset value.

     FEDERAL INCOME TAXES - The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

                              SEPARATE ACCOUNT VA-K

NOTE 3 - INVESTMENTS

     The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in DGPF at December 31, 1999 were as follows:

                                                   PORTFOLIO INFORMATION
                                   -------------------------------------------------------
                                                                              NET ASSET
                                      NUMBER OF            AGGREGATE            VALUE
   INVESTMENT PORTFOLIO                SHARES                 COST            PER SHARE
   --------------------            ---------------       ---------------    --------------


Growth & Income*..................         416,713       $   7,440,168       $    17.020
Delchester........................         554,181           4,769,645             7.420
Capital Reserves..................         125,768           1,227,382             9.360
Cash Reserve......................         311,313           3,113,134            10.000
DelCap............................         121,580           2,187,508            28.550
Delaware Balanced*................         139,362           2,467,885            17.340
International Equity..............          83,106           1,323,664            18.630
Small Cap Value...................          91,424           1,417,999            15.360
Trend.............................         133,306           2,891,968            33.660
Global Bond.......................           7,192              74,454             9.730
Strategic Income..................         197,899           2,053,220             9.660
Devon.............................         187,796           2,614,210            13.620
Emerging Markets..................          66,044             454,097             8.400
Convertible Securities............          44,652             494,825            11.490
Social Awareness..................          36,341             508,465            16.360
REIT..............................           3,223              29,103             8.670
Aggressive Growth.................         110,750           1,303,124            14.290
U. S. Growth......................          24,098             248,772            10.590

*Name changed.  See Note 1.


NOTE 4 - RELATED PARTY TRANSACTIONS

     The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

     A contract fee is currently deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is $50,000 or less on contracts issued on Form A3019-94 and Form A3022-93 (Delaware Medallion I & II) and less than $50,000 on contracts issued on Form A3025-96 (Delaware Medallion
III). The fee is currently waived for the above contracts issued to and maintained by the trustee of a 401(k) plan.

     Allmerica Investments, Inc., (Allmerica Investments), an indirect wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Separate Account VA-K, and does not receive any compensation for sales of the contracts. Commissions are paid by the Company to registered representatives of Allmerica Investments and to certain independent broker-dealers.

                              SEPARATE ACCOUNT VA-K

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS

     Transactions from contractowners and sponsor were as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                    1999                                                1998
                               ------------------------------------------------    -----------------------------------------------
                                      UNITS                     AMOUNT                    UNITS                    AMOUNT
                               --------------------     -----------------------    --------------------    -----------------------
Growth & Income*
  Issuance of Units...........           1,409,110               $   3,198,360               2,680,164              $   5,914,222
  Redemption of Units.........          (1,599,773)                 (3,593,679)               (551,136)                (1,155,419)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....            (190,663)              $    (395,319)              2,129,028              $   4,758,803
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Delchester
  Issuance of Units...........           2,042,797               $   2,688,612               5,043,925              $   7,108,606
  Redemption of Units.........          (2,815,392)                 (3,713,867)             (2,469,663)                (3,481,994)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....            (772,595)             $   (1,025,255)              2,574,262              $   3,626,612
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Capital Reserves
  Issuance of Units...........             761,067                $    967,941               1,215,646             $    1,542,507
  Redemption of Units.........            (892,640)                 (1,130,187)               (433,955)                  (557,425)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....            (131,573)              $    (162,246)                781,691               $    985,082
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Cash Reserve
  Issuance of Units...........           5,120,948               $   6,099,027               4,450,736             $    5,109,401
  Redemption of Units.........          (4,166,078)                 (4,952,345)             (3,248,497)                (3,722,346)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....             954,870               $   1,146,682               1,202,239             $    1,387,055
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

DelCap
  Issuance of Units...........             707,027              $    1,559,337                 384,486               $    656,282
  Redemption of Units.........            (223,737)                   (521,971)               (102,901)                  (168,843)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....             483,290               $   1,037,366                 281,585               $    487,439
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Delaware Balanced*
  Issuance of Units...........             607,092              $    1,199,317                 763,840              $   1,453,838
  Redemption of Units.........            (387,918)                   (757,989)               (113,638)                  (238,393)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....             219,174                $    441,328                 650,202             $    1,215,445
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

International Equity
  Issuance of Units...........             538,825                $    848,836                 268,156               $    394,673
  Redemption of Units.........            (302,943)                   (454,479)               (169,418)                  (246,848)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....             235,882                $    394,357                  98,738              $     147,825
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Small Cap Value
  Issuance of Units...........             711,142              $    1,192,795                 540,420               $    988,214
  Redemption of Units.........            (619,326)                   (993,426)                (44,677)                   (93,622)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....              91,816                $    199,369                 495,743               $    894,592
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Trend
  Issuance of Units...........             942,814               $   2,701,540               1,421,182              $   2,626,819
  Redemption of Units.........            (773,397)                 (2,300,822)             (1,901,174)                (3,264,742)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)....             169,417                $    400,718                (479,992)             $    (637,923)
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------


* Name changed.  See Note 1.

                              SEPARATE ACCOUNT VA-K

NOTE 5 - CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)


                                                                        YEAR ENDED DECEMBER 31,
                                                   1999                                                1998
                               ------------------------------------------------    -----------------------------------------------
                                      UNITS                     AMOUNT                    UNITS                    AMOUNT
                               --------------------     -----------------------    --------------------    -----------------------
Global Bond
  Issuance of Units   . . . .              141,216                $    136,784                  46,094               $     53,839
  Redemption of Units . . . .             (109,661)                    (98,935)                (21,340)                   (25,105)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease)  .               31,555                $     37,849                  24,754               $     28,734
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Strategic Income
  Issuance of Units  . . . .               617,030                $    669,157               1,762,649               $  1,875,968
  Redemption of Units. . . .              (533,672)                   (576,585)               (239,893)                  (255,494)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .                83,358                $     92,572               1,522,756               $  1,620,474
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Devon
  Issuance of Units  . . . .             1,293,851                $  1,832,033               1,598,494               $  2,221,232
  Redemption of Units  . . .              (980,535)                 (1,360,507)               (146,013)                  (206,967)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .               313,316                $    471,526               1,452,481               $  2,014,265
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Emerging Markets
  Issuance of Units  . . . .             1,918,546                $  1,110,189                 215,600               $    162,428
  Redemption of Units  . . .            (1,346,384)                   (838,367)                (32,671)                   (23,488)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .               572,162                $    271,822                 182,929               $    138,940
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Convertible Securities
  Issuance of Units  . . . .               227,308                $    261,127                 364,829               $    415,406
  Redemption of Units. . . .              (170,605)                   (197,047)                (73,901)                   (86,698)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .                56,703                $     64,080                 290,928               $    328,708
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Social Awareness
  Issuance of Units  . . . .               162,138                $    237,968                 402,874               $    557,588
  Redemption of Units  . . .              (187,808)                   (280,305)               (109,864)                  (136,798)
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .               (25,670)               $    (42,337)                293,010               $    420,790
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

REIT
  Issuance of Units  . . . .                29,253                $     29,253                       -               $          -
  Redemption of Units  . . .                     -                           -                       -                          -
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .                29,253                $     29,253                       -               $          -
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

Aggressive Growth
  Issuance of Units  . . . .             1,229,182                $  1,417,037                       -               $          -
  Redemption of Units. . . .              (111,285)                   (119,651)                      -                          -
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .             1,117,897                $  1,297,386                       -               $          -
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

U.S. Growth
  Issuance of Units  . . . .               241,748                $    249,254                       -               $          -
  Redemption of Units  . . .                  (350)                       (355)                      -                          -
                               --------------------     -----------------------    --------------------    -----------------------
   Net increase (decrease) .               241,398                $    248,899                       -               $          -
                               --------------------     -----------------------    --------------------    -----------------------
                               --------------------     -----------------------    --------------------    -----------------------

SEPARATE ACCOUNT VA-K
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 6 - DIVERSIFICATION REQUIREMENTS

      Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

       The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-K satisfies the current requirements of the regulations, and it intends that Separate Account VA-K will continue to meet such requirements.

NOTE 7 - PURCHASES AND SALES OF SECURITIES

       Cost of purchases and proceeds from sales of shares of DGPF by Separate Account VA-K during the year ended December 31, 1999 were as follows:


          INVESTMENT PORTFOLIO               PURCHASES                    SALES
          --------------------           -----------------            -------------
Growth & Income*. . . . . . . . .           $  2,927,416              $   2,678,523
Delchester. . . . . . . . . . . .              3,302,599                  3,884,551
Capital Reserves. . . . . . . . .                986,008                  1,092,833
Cash Reserve. . . . . . . . . . .              6,205,880                  4,980,845
DelCap. . . . . . . . . . . . . .              1,428,235                    348,619
Delaware Balanced*. . . . . . . .              1,219,996                    672,878
International Equity. . . . . . .                816,224                    416,873
Small Cap Value . . . . . . . . .              1,123,278                    920,388
Trend . . . . . . . . . . . . . .              2,977,010                  2,619,689
Global Bond . . . . . . . . . . .                158,435                    117,445
Strategic Income. . . . . . . . .                691,758                    515,446
Devon . . . . . . . . . . . . . .              1,679,457                  1,199,834
Emerging Markets. . . . . . . . .              1,079,276                    810,332
Convertible Securities. . . . . .                280,704                    207,091
Social Awareness. . . . . . . . .                228,366                    276,623
REIT. . . . . . . . . . . . . . .                 29,249                        137
Aggressive Growth . . . . . . . .              1,415,274                    120,942
U. S. Growth  . . . . . . . . . .                249,194                        422
                                         ---------------              -------------
                                            $ 26,798,359              $  20,863,471
                                         ---------------              -------------
                                         ---------------              -------------


* Name changed.  See Note 1.

                            PART C. OTHER INFORMATION

ITEM 24.       FINANCIAL STATEMENTS AND EXHIBITS

     (A)  FINANCIAL STATEMENTS

     Financial Statements Included in Part A
     None

     Financial Statements Included in Part B

     Financial Statements for First Allmerica Financial Life Insurance Company and Financial Statements for Separate Account VA-K of First Allmerica Financial Life Insurance Company

     Financial Statements Included in Part C
     None

     (B)  EXHIBITS

     EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated August 20, 1991 was previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

     EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the registrant NOT pursuant to a trust indenture or other such instrument.

     EXHIBIT 3  (a)  Underwriting and Administrative Services Agreement was
                     previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                (b) Sales Agreements with Commission Schedule were previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and are incorporated by reference herein.

                (c) General Agent's Agreement was previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                (d) Career Agent Agreement was previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

                (e) Registered Representative's Agreement was previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and is incorporated by reference herein.

     EXHIBIT 4 The following documents were previously filed on November 8, 1999 in Registrant's initial Registration Statement and are incorporated by reference herein:

                     (a)  Draft Contract Form A3030-99;
                     (b)  Specification Pages Form A8030-99; and
                     (c) Enhanced Death Benefit "EDB" Rider with 5% Accumulation and Ratchet (Form 3263-99).

     EXHIBIT 5  Application Form 11255DGNY is filed herewith.

     EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on October 12, 1995 in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 4, and are incorporated by reference herein. Revised Bylaws were previously filed on May 1, 1996 in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 6, and are incorporated by reference herein.

     EXHIBIT 7  Not Applicable.

     EXHIBIT 8  (a)  Fidelity Service Agreement was previously filed on
                     April 29, 1996 in Registration Statement No.
                     33-71054/811-8114, Post-Effective Amendment No. 6, and is incorporated by reference herein.

                (b) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 8, and is incorporated by reference herein.

                (c) Fidelity Service Contract was previously filed on May 1, 1997 in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 8, and is incorporated by reference herein.

                (d) BFDS Agreements for lockbox and mailroom services were previously filed in Registration Statement No. 33-71054/811-8114, Post-Effective Amendment No. 9 on April 24, 1998, and are incorporated by reference herein.

                (e)  Directors' Power of Attorney is filed herewith.

     EXHIBIT 9  Opinion of Counsel is filed herewith.

     EXHIBIT 10 Consent of Independent Accountants is filed herewith.

     EXHIBIT 11 None.

     EXHIBIT 12 None.

     EXHIBIT 13 Schedule for Computation of Performance Quotations was
                previously filed on November 8, 1999 in Registrant's initial Registration Statement and is incorporated by reference herein.

     EXHIBIT 14 Not Applicable.

     EXHIBIT 15 (a)  Form of Amendment to Delaware Participation Agreement was
                     previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein. Form of Participation Agreement with Delaware Group Premium Fund and Amendment were previously filed on April 24, 1998 in Post-Effective Amendment No. 9 of Registration Statement No. 33-71054/811-8114, and are incorporated by reference herein.

                (b) Form of Amendment to AIM Participation Agreement was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein. Participation Agreement with AIM Variable Insurance Funds, Inc. was previously filed on August 27, 1998 in Post-Effective Amendment No. 2 in Registration Statement No. 333-16929/811-7747, and is incorporated by reference herein.

                (c) Participation Agreement with Alger was previously filed in April 2000 in Post-Effective Amendment No. 6 of Registration Statement No. 333-10285/811-7769, and is incorporated by reference herein.

                (d) Form of Participation Agreement with Alliance was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein.

                (e) Form of Participation Agreement with Franklin Templeton was previously filed on April 26, 2000, in Post-Effective Amendment No. 12 of Registration Statement No. 33-71054/811-8114, and is incorporated by reference herein.

                (f) Form of Amendment to Pioneer Participation Agreement was previously filed in April 2000 in Post-Effective Amendment No. 12 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein. Participation Agreement with Pioneer was previously filed on April 24, 1998 in Post-Effective Amendment No. 8 of Registration Statement No. 33-86664/811-8872, and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of all the following Directors and Officers is:
     440 Lincoln Street
     Worcester, Massachusetts 01653

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

     NAME AND POSITION WITH COMPANY                       PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
     -----------------------------                        -----------------------------------------------
     Bruce C. Anderson                         Director (since 1996), Vice President (since 1984) and Assistant
       Director and Vice President             Secretary (since 1992) of First Allmerica

     Warren E. Barnes                          Vice President (since 1996) and Corporate Controller (since 1998) of
       Vice President and                      First Allmerica
       Corporate Controller

     Mark R. Colborn                           Director (since 2000) and Vice President (since 1992) of First
       Director and Vice President             Allmerica

     Mary Eldridge                             Secretary (since 1999) of Allmerica Financial; Secretary (since
       Secretary                               1999) of Allmerica Investments, Inc.; and Secretary (since 1999) of
                                               Allmerica Financial Investment Management Services, Inc.

     J. Kendall Huber                          Director, Vice President and General Counsel of First Allmerica
       Director, Vice President and            (since 2000); Vice President (1999) of Promos Hotel Corporation;
       General Counsel                         Vice President & Deputy General Counsel (1998-1999) of Legg Mason,
                                               Inc.; Vice President and Deputy General Counsel (1995-1998) of USF&G
                                               Corporation

     John P. Kavanaugh                         Director and Chief Investment Officer (since 1996) and Vice
       Director, Vice President and            President (since 1991) of First Allmerica; Vice President (since
       Chief Investment Officer                1998) of Allmerica Financial Investment Management Services, Inc.;
                                               and President (since 1995) and Director (since 1996) of Allmerica
                                               Asset Management, Inc.

     J. Barry May                              Director (since 1996) of First Allmerica; Director and President
      Director                                 (since 1996) of The Hanover Insurance Company; and Vice President
                                               (1993 to 1996) of The Hanover Insurance Company

     James R. McAuliffe                        Director (since 1996) of First Allmerica; Director (since 1992),
       Director                                President (since 1994) and Chief Executive Officer (since 1996) of
                                               Citizens Insurance Company of America

     Mark C. McGivney                          Vice President (since 1997) and Treasurer (since 2000) of First
       Vice President and Treasurer            Allmerica; Associate, Investment Banking (1996 -1997) of Merrill
                                               Lynch & Co.; Associate, Investment Banking (1995) of Salomon
                                               Brothers, Inc.; Treasurer (since 2000) of Allmerica Investments,
                                               Inc., Allmerica Asset Management, Inc. and Allmerica Financial
                                               Investment Management Services, Inc.

     John F. O'Brien                           Director, President and Chief Executive Officer (since 1989) of
       Director, President and Chief           First Allmerica
       Executive Officer

     Edward J. Parry, III                      Director and Chief Financial Officer (since 1996), Vice President
       Director, Vice President,               (since 1993), and Treasurer (1993 - 2000) of First Allmerica
       Chief Financial Officer

     Richard M. Reilly                         Director (since 1996) and Vice President (since 1990) of First
       Director and Vice President             Allmerica; President (since 1995) of Allmerica Financial Life
                                               Insurance and Annuity Company; Director (since 1990) of Allmerica
                                               Investments, Inc.; and Director and President (since 1998)
                                               of Allmerica Financial Investment Management Services, Inc.

     Robert P. Restrepo, Jr.                   Director and Vice President (since 1998) of First Allmerica;
       Director and Vice President             Director (since 1998) of The Hanover Insurance Company; Chief
                                               Executive Officer (1996 to 1998) of Travelers Property & Casualty;
                                               Senior Vice President (1993 to 1996) of Aetna Life & Casualty Company

     Eric A. Simonsen                          Director (since 1996) and Vice President (since 1990) of First
     Director and Vice President               Allmerica; Director (since 1991) of Allmerica Investments, Inc.; and
                                               Director (since 1991) of Allmerica Financial Investment Management
                                               Services, Inc.

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

          FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                    NAME                            ADDRESS                        TYPE OF BUSINESS
                    ----                            -------                        ----------------
AAM Equity Fund                                   440 Lincoln Street              Massachusetts Grantor Trust
                                                  Worcester MA 01653

AAM Growth &  Income Fund, L.P                    440 Lincoln Street              Limited Partnership
                                                  Worcester MA 01653

Advantage Insurance Network Inc.                  440 Lincoln Street              Insurance Agency
                                                  Worcester MA 01653

AFC Capital Trust I                               440 Lincoln Street              Statutory Business Trust
                                                  Worcester MA 01653

Allmerica Asset Management Limited                440 Lincoln Street              Investment advisory services
                                                  Worcester MA 01653

Allmerica Asset Management, Inc.                  440 Lincoln Street              Investment advisory services
                                                  Worcester MA 01653

Allmerica Benefits, Inc.                          440 Lincoln Street              Non-insurance medical services
                                                  Worcester MA 01653

Allmerica Equity Index Pool                       440 Lincoln Street              Massachusetts Grantor Trust
                                                  Worcester MA 01653

Allmerica Financial Alliance Insurance            100 North Parkway               Multi-line property and casualty
Company                                           Worcester MA 01605              insurance


Allmerica Financial Benefit Insurance             100 North Parkway               Multi-line property and casualty
Company                                           Worcester MA 01605              insurance

Allmerica Financial Corporation                   440 Lincoln Street              Holding Company
                                                  Worcester MA 01653

Allmerica Financial Insurance                     440 Lincoln Street              Insurance Broker
Brokers, Inc.                                     Worcester MA 01653

Allmerica Financial Life Insurance                440 Lincoln Street              Life insurance, accident and health
and Annuity Company (formerly known               Worcester MA 01653              insurance, annuities, variable
as SMA Life Assurance Company                                                     annuities and variable life insurance

Allmerica Financial Services Insurance            440 Lincoln Street              Insurance Agency
Agency, Inc.                                      Worcester MA 01653

Allmerica Funding Corp.                           440 Lincoln Street              Special purpose funding vehicle for
                                                  Worcester MA 01653              commercial paper

Allmerica, Inc.                                   440 Lincoln Street              Common employer for Allmerica
                                                  Worcester MA 01653              Financial Corporation entities

Allmerica Financial Investment                    440 Lincoln Street              Investment advisory services
Management Services, Inc. (formerly               Worcester MA 01653
known as Allmerica Institutional Services, Inc.
and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management                   440 Lincoln Street              Investment advisory services
Company, Inc.                                     Worcester MA 01653

Allmerica Investments, Inc.                       440 Lincoln Street              Securities, retail broker-dealer
                                                  Worcester MA 01653

Allmerica Investments Insurance Agency Inc. of    200 Southbridge Parkway Suite   Insurance Agency
Alabama                                           400
                                                  Birmingham, AL 35209

Allmerica Investments Insurance Agency of         14211 Commerce Way              Insurance Agency
Florida, Inc.                                     Miami Lakes, FL 33016


Allmerica Investment Insurance Agency Inc. of     1455 Lincoln Parkway            Insurance Agency
Georgia                                           Suite 300
                                                  Atlanta, GA 30346

Allmerica Investment Insurance Agency Inc. of     Barkley Bldg-Suite 105          Insurance Agency
Kentucky                                          12700 Shelbyville Road
                                                  Louisiana, KY 40423

Allmerica Investments Insurance Agency Inc. of    631 Lakeland East Drive         Insurance Agency
Mississippi                                       Flowood, MS 39208

Allmerica Investment Trust                        440 Lincoln Street              Investment Company
                                                  Worcester MA 01653

Allmerica Plus Insurance                          440 Lincoln Street              Insurance Agency
Agency, Inc.                                      Worcester MA 01653

Allmerica Property & Casualty                     440 Lincoln Street              Holding Company
Companies, Inc.                                   Worcester MA 01653

Allmerica Securities Trust                        440 Lincoln Street              Investment Company
                                                  Worcester MA 01653

Allmerica Services Corporation                    440 Lincoln Street              Internal administrative services
                                                  Worcester MA 01653              provider to Allmerica Financial
                                                                                  Corporation entities


Allmerica Trust Company, N.A.                     440 Lincoln Street              Limited purpose national trust
                                                  Worcester MA 01653              company

AMGRO, Inc.                                       100 North Parkway               Premium financing
                                                  Worcester MA 01605

Citizens Corporation                              440 Lincoln Street              Holding Company
                                                  Worcester MA 01653

Citizens Insurance Company of America             645 West Grand River            Multi-line property and casualty
                                                  Howell MI 48843                 insurance

Citizens Insurance Company of Illinois            333 Pierce Road                 Multi-line property and casualty
                                                  Itasca IL 60143                 insurance

Citizens Insurance Company of the                 3950 Priority Way               Multi-line property and casualty
Midwest                                           South Drive, Suite 200          insurance
                                                  Indianapolis IN 46280

Citizens Insurance Company of Ohio                8101 N. High Street             Multi-line property and casualty
                                                  P.O. Box 342250                 insurance
                                                  Columbus OH 43234


Citizens Management, Inc.                         645 West Grand River            Services management company
                                                  Howell MI 48843

Financial Profiles                                5421 Avenida Encinas            Computer software company
                                                  Carlsbad, CA  92008

First Allmerica Financial Life Insurance          440 Lincoln Street              Life, pension, annuity, accident
Company (formerly State Mutual Life               Worcester MA 01653              and health insurance company
Assurance Company of America)

First Sterling Limited                            440 Lincoln Street              Holding Company
                                                  Worcester MA 01653

First Sterling Reinsurance Company                440 Lincoln Street              Reinsurance Company
Limited                                           Worcester MA 01653

Greendale Special Placements Fund                 440 Lincoln Street              Massachusetts Grantor Trust
                                                  Worcester MA 01653

The Hanover American Insurance                    100 North Parkway               Multi-line property and casualty
Company                                           Worcester MA 01605              insurance

The Hanover Insurance Company                     100 North Parkway               Multi-line property and casualty
                                                  Worcester MA 01605              insurance

Hanover Texas Insurance Management                801 East Campbell Road          Attorney-in-fact for Hanover Lloyd's
Company, Inc.                                     Richardson TX 75081             Insurance Company

Hanover Lloyd's Insurance Company                 Hanover Lloyd's Insurance       Multi-line property and casualty
                                                  Company                         insurance

Lloyds Credit Corporation                         440 Lincoln Street              Premium financing service
                                                  Worcester MA 01653              franchises

Massachusetts Bay Insurance Company               100 North Parkway               Multi-line property and casualty
                                                  Worcester MA 01605              insurance

Sterling Risk Management Services, Inc.           440 Lincoln Street              Risk management services
                                                  Worcester MA 01653

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of April 30, 2000, there were 157 Contract Owners of qualified Contracts and 478 Contract Owners of non-qualified Contracts.

     As of April 30, 2000, there were no Contract Form A3030-99 Owners since sales had not yet begun.

ITEM 28. INDEMNIFICATION

     To the fullest extent permissible under Massachusetts General Laws, no director shall be personally liable to the Company or any policyholder for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law to the contrary; provided, however, that this provision shall not eliminate or limit the liability of a director:

     1. for and breach of the director's duty of loyalty to the Company or its policyholders;

     2. for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

     3. for liability, if any, imposed on directors of mutual insurance companies pursuant to M.G.L.A. c. 156B Section 61 or M.G.L.A. c.156B
          Section 62;

     4. for any transactions from which the director derived an improper personal benefit.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

          - VEL Account, VEL II Account, VEL Account III, Select Account III, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Separate Account FUVUL, Separate Account IMO and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

          - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company

          -    Allmerica Investment Trust


     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is: 440 Lincoln Street Worcester, Massachusetts 01653


         NAME               POSITION OR OFFICE WITH UNDERWRITER
         ----               ------------------------------------
Margaret L. Abbott               Vice President

Emil J. Aberizk, Jr              Vice President

Edward T. Berger                 Vice President and Chief Compliance Officer

Michael J. Brodeur               Vice President Operations

Mark R. Colborn                  Vice President

Claudia J. Eckels                Vice President

Mary M. Eldridge                 Secretary/Clerk

Philip L. Heffernan              Vice President

J. Kendall Huber                 Director

Mark C. McGivney                 Treasurer

William F. Monroe, Jr.           President, Director and Chief Executive Officer

David J. Mueller                 Vice President, Chief Financial Officer,
                                 Financial Operations Principal and Controller

Stephen Parker                   Vice President and Director

Richard M. Reilly                Director and Chairman of the Board

Eric A. Simonsen                 Director



(c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), there were no commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, for sales of variable contracts funded by the Registrant in 1999. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32. UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(B) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption/withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption/withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption/withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 1st day of June, 2000.

                             SEPARATE ACCOUNT VA-K OF
                 FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                        By: /s/ Mary Eldridge
                            -----------------------------
                            Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                       Title                                                         Date
----------                       -----                                                         -----
/s/ Warren E. Barnes             Vice President and Corporate Controller                       June 1, 2000
----------------------------
Warren E. Barnes

Edward J. Parry*                 Director, Vice President and Chief Financial Officer
----------------------------

Richard M. Reilly*               Director and Vice President
----------------------------

John F. O'Brien*                 Director, President  and Chief Executive Officer
----------------------------

Bruce C. Anderson*               Director and Vice President
----------------------------

Mark R. Colborn*                 Director and Vice President
----------------------------

John P. Kavanaugh*               Director, Vice President and Chief Investment Officer
----------------------------

J. Kendall Huber*                Director, Vice President and General Counsel
----------------------------

J. Barry May*                    Director
----------------------------

James R. McAuliffe*              Director
----------------------------

Robert P. Restrepo, Jr.*         Director and Vice President
----------------------------

Eric A. Simonsen*                Director and Vice President
----------------------------

Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated April 2, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
----------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                      EXHIBIT TABLE



Exhibit 5         Application Form 11255DGNY

Exhibit 8(e)      Directors' Power of Attorney

Exhibit 9         Opinion of Counsel

Exhibit 10        Consent of Independent Accountants